UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date March 28, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

NI 43-101
TECHNICAL REPORT
ON THE
MINABLE RESERVE
FOR THE
DOLORES GOLD-SILVER PROJECT,
CHIHUAHUA STATE, MEXICO

PREPARED FOR

MINEFINDERS CORPORATION, LTD.

Dated March 25, 2008

Prepared by
William J. Crowl, R.G.
Donald E. Hulse, P.E.
Terre A. Lane
Gustavson Associates, LLC
+1 (303) 443-2209

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

TABLE OF CONTENTS

SECTION	TITLE	PAGE NO.

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APPENDICES

Figure A-1 2008 Mine Plan
Figure A-2 2009 Mine Plan
Figure A-3 2010 Mine Plan
Figure A-4 2011 Mine Plan
Figure A-5 2012 Mine Plan
Figure A-6 2013 Mine Plan
Figure A-7 2014 Mine Plan
Figure A-8 2015 Mine Plan
Figure A-9 2016 Mine Plan
Figure A-10 2017 Mine Plan
Figure A-11 2018 Mine Plan
Figure A-12 2019 Mine Plan
Figure A-13 2020 Mine Plan
Figure A-14 2021 Mine Plan
Figure A-15 2022 Mine Plan
Figure A-16 2023 Mine Plan – Final Pit

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LIST OF FIGURES

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LIST OF TABLES

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1.	SUMMARY

The Dolores Project (“the Project”), located in western Chihuahua, Mexico, is being developed as an open pit heap leach gold and silver mine by Minefinders Corporation Ltd. through its wholly-owned subsidiary Compania Minera Dolores, S.A. de C.V. (“CMD”). The Dolores project is nearing the end of construction and will begin production within the next couple of months.

Gustavson Associates, LLC (“Gustavson”) has been requested by Minefinders Corporation Ltd. to prepare an Independent Technical Report compliant with NI 43-101 on the Dolores Property. Purpose of the report is to provide a new Mineral Reserve estimate and production schedule based on new economic parameters, for Minefinders’ Dolores gold and silver project in Chihuahua, Mexico. The work completed by Gustavson is based on an updated Mineral Resource estimate that was completed by Minefinders and audited by Chlumsky, Armbrust and Meyer, LLC (“CAM”) on July 26, 2007.

William J. Crowl, VP Mining and Donald E. Hulse, Principal Mine Engineer, are Qualified Persons as defined by NI43-101, are employed by Gustavson and carried out a site visit on March 1 through 3, 2008. All aspects and areas of the project were visited. Terre Lane, Senior Mine Engineer employed by Gustavson was responsible for auditing the resource estimate and creating the mine plan, mining sequence, and operating cost estimate. Discussions were held with on site staff and at Gustavson’s Boulder office with Don Hulse, then Manager Technical Services of CMD, Thomas Matthews (Consulting Geologist for CMD) and Gregg Bush (VP Operations for Minefinders Corporation, Ltd).

1.1	Property Description

The Dolores project is located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico at Latitude 29°00’ North, Longitude 108°32’ West. It is about 94 km by road (45 km by air) southwest of the town of Madera, and 250 km west of the city of Chihuahua. Mineral rights to the Dolores Project lie in mining concessions which cover the entire mineral resource area and are controlled by Minefinders through CMD. CMD directly owns the Dolores, Silvia, and Unificacion Real Cananea concessions. The latter was formed in 2006 by legal amalgamation of seven small concessions. Total area of concessions under control of Minefinders remains 27,700 hectares. All concessions are in good standing. Surface-rights agreements have been negotiated with surface owners.

1.2	Access and Local Conditions

The property is accessed via a recently completed/upgraded 92-km access road suitable for truck traffic from Yepachi, Chihuahua. Alternative access is via dirt roads from Madera or light aircraft landing on a dirt landing strip located about 8 km from the mine site. Topography is rugged, with elevations ranging from 1,200 to 2,000 meters. Vegetation is characteristic of the Sierra Madre, with thorny plants and cacti, replaced by oak and pine forests at higher elevations. The climate is typical of the Sierra Madre with an average temperature of 18° C, lows of -10° C and highs of 45° C. Precipitation averages 250mm, most of it occurring from July to September as brief heavy rainstorms. Snowfall is common in December and January but does not remain on

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the ground for long. Water is available from a small local reservoir, from underground workings, and from Rio Tutuaca.

Construction of the mine plant is presently nearing completion, including crushing facilities, leach pad, conveying and stacking, solution ponds, Merryl Crowe and refining facilities, shops, permanent campsite, and power generation and distribution. Pre-production mining (road pioneering) is taking place, with an effort to pre-strip waste and avoid ore which would require stockpiling.

The village of Dolores occupies an area directly over the southern extend of the mineral resource. The agreement between Minefinders and Ejido Huizopa allows for the relocation of the village. New homes for the villagers have been completed about three kilometers from the mine site. Residents of the village are in the process of moving.

1.3	History

Mining in the Dolores region started in the 1800’s. Mechanized production occurred between 1915 and 1929, with no records of any production since that time. Incomplete mining records from 1922 to 1931 indicate that total production during this time was about 372,000 tonnes of ore containing over 116,000 ounces of gold and 6 million ounces of silver. Most of this production came from several underground stope mine operations within and beyond the Dolores resource study area.

The district then remained idle until 1993 when Minefinders began acquiring a land position. Drilling started in 1996, with a total of over 200,000 meters of combined core and reverse circulation drilling in 850 holes to June of 2007. A joint venture with Echo Bay Mines lasted less than a year during 1996-97. Several independent mineral Resource estimates of the Dolores property were prepared between 1997 and 2007, showing an increasing mineral inventory as drilling progressed. A complete bankable level feasibility study for the project was prepared by Kappes, Cassiday and Associates (“KCA”) in 2006, and project construction is taking place at the site now. Pre-production stripping is proceeding concurrent with construction. The first gold and silver production is expected in the second quarter of 2008.

1.4	Geology and Mineralization

The Dolores gold-silver deposit in the Sierra Madre Occidental is a low- to medium-sulfidation epithermal deposit hosted in andesite volcanic rocks of the Lower Volcanic Series of Tertiary age. Mineralization is present in a NNW-striking, steeply-dipping structural zone, and is concentrated in fractures and stock works that lie within and adjacent to latite dikes. The deposit shows characteristics similar to economic deposits in volcanic rocks of Tertiary age in Mexico, South America, Indonesia and elsewhere. Gold and silver mineralization is present in veins, silica stockworks, breccias and replacements. Deeper mineralization tends to be preferentially in high-grade structurally controlled zones that evolve into wider stockworks, veinlets and disseminations at higher elevations. Mineralization is limited to the lowermost portion of the less competent, more permeable, overlying latite flows and tuffs that overlie the andesitic host rocks. Minerals present include galena, sphalerite, stibnite, arsenopyrite pyrite, silver sulfides, native silver and visible gold. Clay-illite-hematite alteration with no significant gold or silver

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values (commonly referred to as “steam heated” alteration) also is present above and lateral to mineralized zones and is a characteristic feature of this type of epithermal mineralization.

The mineralization considered here occurs in an area over 4,000 meters long and up to 1,000 meters wide, with over 700 meters of vertical extent. The bulk of the deposit is high in the system where feeders widen into breccias and stockworks up to a few hundred meters wide that form halos around the main structures. Grades in the feeders are in the ranges of 10 to 30 g/t gold and 300 to more than 1,000 g/t silver. Disseminated mineralization that lies adjacent to high grade feeder structures at upper levels, has lower grades in the range of 0.3 to 2 g/t gold and up to 150 g/t silver. The width of coherent mineralization commonly is about 200 up to 300 meters wide, and lies in zones that trend NNW and dip steeply to the west.

Some vein and disseminated gold-silver mineralization is known to extend in a NNW and SSE direction beyond the limits of the resource estimate area. This mineralization may be considered exploration potential and may eventually be classed as Resource.

1.5	Drilling

No new drill data has been included in this study. Minefinders Mineral Resource estimate has not changed since it was last audited by CAM in July 2007. Sixteen reverse circulation holes and thirteen diamond drill holes were not included in the CAM audit because the results were not available at that time. Gustavson has not modified the earlier resource estimate and has not included these drill holes in its analysis. Current drilling is designed to expand the known resource at Dolores and does not impact or otherwise influence the minable mineral reserves considered here.

1.6	Sampling and Assaying

CAM reported in its NI43-101 compliant audit that logging and sampling procedures in 2006-7 followed industry-standard norms, as did apparently earlier drilling campaigns. CAM concluded QA/QC used by the analytical laboratories and by Minefinders protocols are appropriate and conform to common industry practice.

1.7	Metallurgical Testing

In 2006, KCA reviewed bench-scale tests of column leaching by cyanide on Dolores samples. The gold and silver recoveries varied by rock alteration type and in some cases grade. Minefinders summarized these recoveries and provided that information to Gustavson as a basis for its work. No additional metallurgical test work has been conducted since the 2006 report.

1.8	Mineral Resource Estimation

The Minefinders mineral resource was audited in July 2007 by CAM. Minefinders provided Gustavson with the audited resource block model, from which Gustavson developed the minable reserves and production schedule. Gustavson was not charged with validating or verifying the previously audited resource estimate. Gustavson used a re-blocked resource model to more closely represent current mining practice and the equipment fleet now mining the deposit.

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Gustavson investigated the re-blocked model tonnage and grade to verify that the re-blocked model represents minable units.

CAM stated “the geologic model developed by Minefinders is appropriate for the Mineral Resource estimate, as it is based upon geologic data obtained from surface and underground geologic mapping; and from well documented sub-surface features obtained from detailed geologic logging of 850 reverse circulation and diamond drill core holes.”

Minefinders’ Mineral Resource estimates, as audited and publicly released on June 12, 2007, are shown in Tables 1-1 and 1-2. The Mineral Resource is shown by AuEq cutoff Measured and Indicated categories in Table 1-3.

Table 1-1 Dolores Measured and Indicated Mineral Resource Estimates
(Minefinders, 2007- Audited by CAM)

Cutoff g/t [1]	Tonnes	Gold g/t	Gold ounces	Silver g/t	Silver Ounces	AuEq g/t [2]	AuEq ounces [2]

3.0	10,571,000	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225,000	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.0	45,077,000	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.8	55,032,000	1.470	2,602,000	67.4	119,201,000	2.593	4,588,000
0.6	73,436,000	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295,000	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
0.3	123,382,000	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

1. Cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

2. Grams per tonne Aueq resource based on updated 60:1 silver to gold ratio.

Table 1-2 Dolores Inferred Mineral Resource Estimate (Minefinders, 2007) 0.4 g/t Cutoff1

	Tonnes	Gold(ounces)	Silver(ounces)

Inferred	30,350,000	661,000	27,517,000

1. cutoff based on grams per tonne AuEq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

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Table 1-3 Dolores Mineral Resource Estimate (Minefinders, 2007) by Category

Measured Resouce - April 2007

AuEq Cutoff Grade[1]	Tonnes	Gold Grade g/t	Gold Ounces	Silver Grade g/t	Silver Ounces	AuEq Grade g/t2	AuEq Ounces[2]

5.00	2,491	6.27	502,000	233.6	18,704,000	10.16	814,000
4.00	3,657	5.11	601,000	202.5	23,803,000	8.48	997,000
3.00	5,899	3.98	754,000	162.7	30,849,000	6.69	1,269,000
2.00	11,034	2.82	1,000,000	119.7	42,460,000	4.82	1,708,000
1.50	16,356	2.24	1,176,000	98.1	51,567,000	3.87	2,035,000
1.00	24,686	1.72	1,367,000	77.9	61,862,000	3.02	2,398,000
0.90	27,056	1.62	1,409,000	73.8	64,151,000	2.85	2,478,000
0.80	30,005	1.51	1,456,000	69.1	66,679,000	2.66	2,567,000
0.70	33,825	1.39	1,509,000	64.0	69,573,000	2.45	2,668,000
0.60	38,786	1.26	1,568,000	58.5	72,904,000	2.23	2,783,000
0.50	45,568	1.12	1,635,000	52.4	76,814,000	1.99	2,915,000
0.40	54,092	0.98	1,705,000	46.5	80,788,000	1.75	3,051,000
0.30	62,435	0.88	1,758,000	41.8	83,832,000	1.57	3,155,000

Indicated Resource - April 2007

AuEq Cutoff Grade[1]	Tonnes	Gold Grade g/t	Gold Ounces	Silver Grade g/t	Silver Ounces	AuEq Grade g/t2	AuEq Ounces[2]

5.00	1,731	5.98	333,000	207.9	11,571,000	9.45	526,000
4.00	2,715	4.77	417,000	181.7	15,861,000	7.80	681,000
3.00	4,672	3.67	552,000	145.9	21,921,000	6.11	917,000
2.00	9,191	2.60	769,000	108.6	32,079,000	4.41	1,304,000
1.50	13,767	2.07	916,000	90.8	40,201,000	3.58	1,586,000
1.00	20,392	1.63	1,068,000	73.9	48,443,000	2.86	1,875,000
0.90	22,341	1.53	1,102,000	70.0	50,315,000	2.70	1,941,000
0.80	25,027	1.42	1,146,000	65.3	52,522,000	2.51	2,021,000
0.70	28,992	1.29	1,201,000	59.6	55,532,000	2.28	2,127,000
0.60	34,650	1.14	1,270,000	53.1	59,191,000	2.03	2,256,000
0.50	42,727	0.98	1,352,000	46.4	63,717,000	1.76	2,414,000
0.40	52,200	0.85	1,432,000	40.5	67,954,000	1.53	2,565,000
0.30	60,947	0.76	1,491,000	36.2	70,994,000	1.37	2,674,000

1.	Cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

2.	Grams per tonne Aueq resource based on updated 60:1 silver to gold ratio.

Gustavson notes that the gold equivalent cutoff grades used above to classify the Mineral Resource are different than the method Gustavson used to classify the Mineral Reserve. Gustavson’s method of reporting the Mineral Reserve is based on an economic cutoff using the parameters showing in Table 17-8.

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1.9	Gustavson Associates Reserve Audit

Gustavson verified the reserve model by re-estimating the grade using longer composite intervals and alternative modeling techniques. Results indicate the Minefinders mineral resource estimate is reasonable. Reblocking the resource model to 6x10x7.5 meter blocks appears to produce selective mining unit grades similar to other estimation methods. Gustavson recommends closely monitoring mine production and reconciling it to the block model. Modifying the model as needed, to match actual mining practice and production data will help create the best possible production planning tools.

The Dolores mineral reserve estimate was created and modeled using Datamine’s version 4.0 (release 1740.7) NPV scheduler. The re-blocked resource model was used for the optimization analysis using the Datamine economic pit limit optimizer. Gustavson ran the model utilizing incremental profit factors from 1% to 100% (full value) of the calculated block value to create shells of increasing total value and decreasing marginal value. Gustavson used pit 38 shell as a basis for final pit design with haul roads.

Overall, the incremental change going from pit shell 38 to the ultimate pit would require mining 45% more rock, processing 21% more rock, to increase the life of mine profit by 7%. Selection of this shell gives a more economically robust pit design thus pit shell 38 was selected as the basis for final design. Given the physical topographic constraints on the project, and increased risk associated with mining more rock, Gustavson believes the design is prudent.

1.10	Final Pit Design with haul roads

Gustavson designed the Dolores pit haul roads with a 10% grade and 26 meter overall width. 6.4m wide catch benches were designed with every other bench (every 15m) having a 67degree inter-bench face angle. Table 1-4 shows the Dolores Proven and Probable Mineral Reserves from the final pit design.

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Table 1-4
Dolores Project Proven and Probable Mineral Reserves Remaining January 2008

ORE		MnOx	Sulfide	Mixed	Oxide	Total

Proven	TONNES	2,368,000	17,440,000	18,755,000	18,066,000	56,629,000
	Au (g/t)	0.65	1.05	0.72	0.66	0.80
	Ag (g/t)	65.40	33.58	42.53	41.25	40.32
	Au cont oz	49,398	588,768	431,615	384,166	1,453,946
	Ag cont oz	4,978,629	18,829,966	25,648,377	23,958,175	73,415,147
	Au rec oz	39,024	369,876	340,976	303,491	1,053,367
	Ag rec oz	1,045,512	11,955,406	13,337,156	11,020,761	37,358,835

Probable	TONNES	1,466,000	12,623,000	15,678,000	12,908,000	42,675,000
	Au (g/t)	0.58	0.96	0.65	0.59	0.72
	Ag (g/t)	62.08	32.68	39.68	41.05	38.80
	Au cont oz	27,298	390,369	326,616	245,429	989,713
	Ag cont oz	2,926,560	13,263,477	20,002,619	17,037,092	53,229,746
	Au rec oz	21,565	244,071	258,027	193,889	717,552
	Ag rec oz	614,578	8,336,294	10,401,384	7,837,062	27,189,318

TOTAL	TONNES	3,834,000	30,063,000	34,433,000	30,974,000	99,305,000
	Au (g/t)	0.62	1.01	0.68	0.63	0.77
	Ag (g/t)	64.13	33.20	41.24	41.17	39.67
	Au cont oz	76,696	979,137	758,231	629,595	2,443,659
	Ag cont oz	7,905,189	32,093,443	45,650,995	40,995,267	126,644,893
	Au rec oz	60,590	613,947	599,002	497,380	1,770,919
	Ag rec oz	1,660,090	20,291,700	23,738,540	18,857,823	64,548,152

WASTE	TONNES					367,120,000

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The production schedule for the life of the project was created using Datamine NPV Scheduler. Optimized extraction sequences were created and used as a basis for design of each mining phase.

Rather than balance stripping ratio over the project life, Gustavson balanced truck hours based on changing productivity by phase and bench required to deliver rock to their respective dumps or primary crusher. The productivity was then used to determine truck fleet requirements and total equipment hours for each time period. Equipment hours then formed the basis of the equipment operating cost estimate.

1.10.1	Life of Mine Production Schedule

The mine production was scheduled using the phases, balancing equipment hours each time period to create the life of mine production schedule as shown in Table 1-5.

Table 1-5 Mineral Reserve Production Schedule by Year
Mine Schedule after 1 January

	Dolores Mineral Reserve Production Schedule

	Ore Tonnes	Gold Grade	Silver Grade	Waste Tonnes	Total Tonnes Mined

2008	5,538,240	0.67	27.40	26,585,919	32,124,159
2009	6,480,000	0.79	32.97	22,740,386	29,220,386
2010	6,480,000	0.81	44.97	25,104,181	31,584,180
2011	6,480,000	0.668	48.3	26,034,058	32,514,057
2012	6,480,000	0.549	42.0	28,030,689	34,510,689
2013	6,480,000	0.578	47.5	32,899,900	39,379,900
2014	6,480,000	0.701	37.5	28,228,728	34,708,729
2015	6,480,000	0.669	30.0	32,273,069	38,753,069
2016	6,480,000	0.560	45.4	35,505,837	41,985,837
2017	6,480,000	0.644	52.2	27,272,697	33,752,697
2018	6,480,000	0.742	43.5	22,019,210	28,499,210
2019	6,480,000	0.763	29.3	10,709,382	17,189,382
2020	6,480,000	0.717	41.2	14,565,947	21,045,947
2021	6,480,000	0.925	43.0	19,304,012	25,784,012
2022	6,480,000	1.313	36.1	14,176,305	20,656,305
2023	3,044,758	1.546	22.9	1,589,010	4,633,768

Total	99,302,997	0.765	39.7	367,039,332	466,342,329

1.11	Dolores Project Economics

Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, and sales revenue. The life of mine is 16 years with some residual silver and gold production occurring in year 17. The full reclamation period extends into year 17.

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A substantial portion of the project capital costs have already been incurred. The total initial capital, including pre-commercial production operating costs and costs already incurred, is estimated to be $ 192 million, with $50 million in sustaining capital required over the life of the mine.

Unit operating cost will vary by year depending on the mine area, pit-stripping requirements, and ore type being processed. The average operating cost over the life of mine (including startup) is estimated to be US$ 9.03 per tonne of ore processed. Not including start-up costs, direct costs total $297 per ounce gold (equivalent) produced.

The economic analysis was developed based on $675 per troy ounce of gold and $13 per troy ounce of silver. These metal prices are estimated by Minefinders in accordance with common industry practice requiring identification of metal price projections. Total revenues from the sale of gold and silver over the life of mine are $2,023,918,000 based on $675 per troy ounce for gold and $13 per troy ounce for silver.

On a pre-tax basis, the project will generate an NPV (at 3% percent discount rate) of $563 million with an IRR of 26% and a payback of 2 years. The project is most sensitive to changes in metal prices followed by metal production, operating costs, and initial capital costs.

1.12	Conclusions and Recommendations

Conclusions

Gustavson has reviewed the work done by Minefinders and CAM and finds both are thorough and are well done.

No changes to the Minefinders resource model have occurred since CAM’s NI 43-101 compliant audit of the Dolores Resource in July 2007. Based on our review, Gustavson considers that these resources are adequate to be used in the estimation of minable reserves and production scheduling. Gustavson has created a NI 43-101 compliant mineral reserve estimate, and production schedule based on the CAM audited Resource estimate.

Gustavson used updated cost data and a gold price of $600/oz and a silver price of $10/oz for the mine design portions of its evaluation, and $675/oz gold, and $13/oz silver for the economic portions of this report.

Gustavson applied reblocking to create blocks 6x10x7.5 meters that represent selective minable units approximating current mine practice and the mine equipment fleet.

The proven and probable mineral reserve now contains 99.3 M tonnes at .77 g/t Au and 40g/t Ag at a stripping ratio of 3.7:1.

Gustavson and Minefinders have updated the operating and capital costs for the project. Main changes to the operating costs are labor rates, fuel price, reagent costs, and explosives costs.

Gustavson has reviewed Minefinders Capital Costs and cash flow projections and has prepared a sensitivity analysis.

3/25/08	9	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

Recommendations

1. Gustavson recommends closely monitoring mine production and reconciling it to the block model, modifying the model if needed, using alternative composite lengths and interpolation methodologies to match actual mining practice and production data.

2. Gustavson recommends using geo-statistical methods of mine production planning and grade control.

3. The current high metal price ($980Au/$20Ag at the time of writing), and the projected costs included in this report, yield economic cutoff grades in the range of 0.15 – 0.21 g/t AuEq. Using a lower cutoff grade (as indicated by current economics) would result in more tonnes of ore being available at lower grades. With fixed throughput in the crushing plant, this lower grade would result in lower annual metal production, but longer production life.

Gustavson, recommends investigating the viability of leaching run of mine low grade rock by constructing a small (5,000 – 20,000 tonne) test heap on site, to determine leach characteristics and potential economics. A run of mine leach option should be considered in the upcoming underground mining / conventional milling study.

4. Gustavson recommends Minefinders investigate the viability of milling higher grade ore. Milling will result in increased recovery and better assurance of obtaining the designed recovery. This will reduce risk (from coarse gold, sulfide, or other metallurgical issues) associated with putting high grade ore on the leach pad and not achieving planned leach recovery.

5. The potential for underground mining deep ore should be investigated. This work should consider trade offs between open pit and underground mining and consider the impact underground mining might have on open pit operations. Underground mining may provide benefits to the open pit operation, including dewatering the pit, potentially bypassing open pit diversion water through an underground adit.

6. Gustavson’s equipment productivity calculations and truck cycle times may be conservative. Prior to expansion of the truck fleet in 2010, the actual performance of the mining fleet should be analyzed. There is potential that some of the additional mine haul trucks included in this study may not be required for the planned mine production.

3/25/08	10	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

2.	INTRODUCTION

Gustavson has been requested by Minefinders Corporation Ltd. to prepare an Independent Technical Report compliant with NI 43-101 on the Dolores Property. Purpose of the report is to provide a new Reserve estimate and production schedule based on new economic parameters, for Minefinders’ Dolores gold and silver project in Chihuahua, Mexico. The work completed by Gustavson is based on an updated Resource estimate that was completed by Minefinders and audited by CAM on July 26, 2007.

William J. Crowl, VP Mining and Donald E. Hulse, Principal Mine Engineer, are Qualified Persons as defined by NI43-101, are employed by Gustavson, and carried out a site visit on March 1 through 3, 2008. Mr. Crowl is independent of Minefinders and Mr. Hulse, although employed by Gustavson, is not fully independent of Minefinders. All aspects and areas of the project were visited. Terre Lane, Senior Mine Engineer employed by Gustavson was responsible for auditing the resource estimate and creating the mine plan, mining sequence, and operating cost estimate. Discussions were held with on site staff and at Gustavson’s Boulder office, with Don Hulse, then Manager Technical Services, Thomas Mathews, Consulting Geologist and Gregg Bush, VP Operations, Minefinders.

3.	RELIANCE ON OTHER EXPERTS

Various maps and technical reports were provided by Don Hulse in his previous role as Technical Services Manager, CMD, Thomas Mathews, and other geological staff of Minefinders. Three previous 43-101-compliant reports (CAM July, 2007, Roscoe Postle (“RPA”), 2004 and Pincock Allan and Holt (“PAH”), 2002) were reviewed, and are listed in the Reference section. Gustavson did not independently verify the boundaries and legal status of the mineral properties, the environmental and operating permits, nor did Gustavson conduct an extensive audit of the resource estimation other than as it relates to the minablity of the resource. No new data or information regarding metallurgical and processing aspects of the project has been created since the completion of the 2006 KCA feasibility study. Gustavson has reviewed historic data and past reports and is reporting on project progress since the last pertinent technical report.

4.	PROPERTY DESCRIPTION AND LOCATION

The Dolores project is located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico at Latitude 29° 00’ North, Longitude 108°32’ West. It is in the Municipality of Madera, about 94 km by road (45 km by air) southwest of the town of Madera, and 250 km west of the city of Chihuahua (Figure 4-1).

3/25/08	11	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

Mineral rights to the Dolores Project are controlled by three mining concessions shown in Table 4-1 and Figure 4-2, below. Minefinders, through its wholly owned Mexican subsidiary Compania Minera Dolores, S.A. de C. V. (CMD), directly owns the Dolores, Silvia and Unificacion Real Cananea concessions. Total area of concessions under control of Minefinders remains 27,700 hectares.

As of September 2006, the total payment for the several smaller concessions was completed and full title transfers were duly registered and recorded by November of 2006, giving Minefinders 100 percent interest in all of the properties. The Net Smelter Return (NSR) of 2 percent on silver and 3.25 percent on gold production is payable to Royal Gold, Inc. Minefinders confirms this royalty ownership and indicates it only applies to the Dolores deposit contained within the confines of the Unificacion Real Cananea concession. There is no royalty on the other two concessions, which at this time do not contain reserves.

Table 4-1

Dolores Mineral Concessions Concession	Title No.	Area (ha)	Expiry Date

Silvia	217587	2,866	August 20, 2052
Unificacion Real Cananea	227028	1,920	December 12, 2039
Dolores	221593	22,914	March 3, 2054

Total		27,700

The three concessions shown on Figure 4-2 and listed in Table 4-1 are contiguous and cover the Mineral Resource defined in this study. All claims, license fees and taxes for property owned or under the control of Minefinders have been fully paid and are up to date. All concessions have been converted to exploitation status. Minefinders reports that surface right agreements have been negotiated with Ejido Huizopa, and certain individual members of the Ejido to allow Minefinders access and the right to carry out exploration activities up to and including all mining operations. (An “ejido” is a uniquely Mexican institution set up by the government during a period of land reform. It is a rural agricultural cooperative having well-defined property rights.) A new contract with the Ejido, signed in November 2006, terminates the old contract of 1997. The new agreement grants Minefinders irrevocable use of land for the mine and roads for a term of 15 years with a right to extend for 15 more years. Principal differences from the earlier contract are increased cash payments, and other benefits to the Ejido that include construction of schools, clinics, sports fields and other infrastructure. Minefinders also agrees to provide preferential hiring for jobs and training to members of the Ejido.

The area containing the Dolores Resource as well as the land on which leach pads and processing plant lies within the limits of land held by Minefinders. Lic. Victor Garcia Jimenez, from the law firm of Garcia-Jimenez & Asociados, has searched his records as well as those of the Mexican Director of Mines, and determined that the concessions are valid and that Minefinders is the legal titleholder. The claims are on file in the Municipality of Madera, State of Chihuahua, Mexico. CMD reports that the Dolores property is not subject to any environmental liabilities.

3/25/08	13	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

The village of Dolores presently occupies an area directly over the southern end of the mineral resource. An agreement between Minefinders and Ejido Huizopa calls for relocation of the village. At the time of writing, the construction of the new town is complete. Many people continue to reside in the original town of Dolores, however 12 families have moved to the new town. Another 12 families have moved to Madera, the municipal capital, and CMD is working with the balance of families to facilitate the evacuation of the area within the pit.

Minefinders has the land necessary for the current waste dump location and negotiations continue for additional land that may be needed for the future expansion of waste dumps. The company expects to complete the negotiations in 2008.

3/25/08	14	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is reached by 92 km of recently upgraded access road from Yepachi, Chihuahua, to the mine site and this is now the main road access to the mine and plant. Access to the property can also be achieved by light aircraft landing on a dirt strip located about 8 km from the mine site.

The climate is typical of the Sierra Madre with an average temperature of 18° C, with lows of -10° and highs of 45° C. Precipitation averages 250mm, most of it occurring from July to September as brief heavy rainstorms. Snowfall is common in December and January but does not remain on the ground for long. Vegetation is typical of the foothills of the Sierra Madre and includes thorny plants, cacti, with oak and pine forests at higher elevations. Topography is rugged, with elevations ranging from 1,200 to 2,000 meters. Erosion has resulted in deep V-shaped valleys and canyons.

The local economy consists of logging, ranching and subsistence farming. Unskilled workers may be found in nearby small villages. The company has a number of recruiting and training programs in place to develop the local workforce. However, the local population is small and the mine work force will have to be supplemented from Chihuahua and Hermosillo, Sonora 350 km to the west. A strong culture of surface mining in both Sonora and Chihuahua states provides a pool of experienced workers.

Water is available from wells, from underground workings, and from Rio Tutuaca. Additional water rights have been acquired for the mine and a reservoir is under construction for the primary water supply. Diesel generated power will be required for production facilities. The mine plant is presently under construction and includes crushing facilities, ponds to store solution, an extraction plant, shops and a permanent campsite. Leach pads are being constructed as valley fills, phase 1A is complete for ore reception.

6.	HISTORY

CAM and others have reported that mining in the Dolores region started with placer mining in the 1860’s followed by lode mining beginning by 1898. By 1915, a power line had been installed from the town of Madera, and a 25 tpd stamp mill began operation treating the Dolores ore. Pulverized ore was passed through a cyanide leach circuit with zinc precipitation for gold and silver recovery. The stamp mill operated until early 1929 when it was destroyed by fire. Only sporadic high-grade production occurred from 1929 to 1931, with no records of any production since that time. Incomplete mining records from 1922 to 1931 indicate that total production during this time was about 372,000 tonnes of ore containing over 116,000 ounces of gold and 6,000,000 ounces of silver. This production came from several underground mine operations including some beyond the Dolores resource study area. In 1980, Consejo de Recursos Minerales, a Mexican government organization, sampled many of the accessible underground workings.

3/25/08	16	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

The property essentially remained idle until 1993 when Minefinders began acquiring a land position in the district. The Company initiated a full exploration project in November 1995, and drilling started in September 1996, with a total of about 200,000 meters of drilling to June 2007 with 850 holes of both core and reverse circulation drilling.

In July, 1996, Minefinders granted Echo Bay Mines (Echo Bay) an option to earn 60 percent interest in the Dolores Property by participating in a private placement of $5.7 million for the first phases of exploration, funding a bankable feasibility study, and paying Minefinders $20/oz on 60% of the proven and probable, gold and gold equivalent silver ounces. In October 1997, Minefinders bought-out the Echo Bay interest and owns the property outright subject to the underlying agreement. All data from Echo Bay’s complete drilling, sampling, environmental data collection, and metallurgical testing was transferred to Minefinders and in this report is not referenced separately as being undertaken by Echo Bay. Humboldt Mining Services prepared independent mineral resource estimates of the Dolores property in August 1997. In October 1998, Mineral Resources Development, Inc. (MRDI) of Canada completed a scoping study to evaluate development of the Dolores property. PAH conducted an audit of the Dolores resources in December 2002. Previous historical estimates are listed in Table 6-1.

TABLE 6-1 Historical Mineral Resource Estimates for the Dolores Project

Company	Date	Resource Category	Tonnes millions	Au g/t	Ag g/t	AuEq g/t

Humbolt	Aug 97	unclassified	27.8	1.3	47.3

MRDI	June 98	Indicated	30.2	0.852	41.3	1.40
0.5 g/t AuEq cutoff		Inferred	30.7	0.805	46.8	1.43

PAH Audit	Aug 02	Measured	21.5	1.107	57.8	2.07
0.3 g/t AuEq cutoff		Indicated	28.6	0.993	63.1	2.05
		Inferred	28.1	0.919	52.8	1.80

Minefinders	Aug 04	Meas+Ind	93.6	0.866	41.0	1.41
0.3 g/t AuEq cutoff		Inferred	27.3	0.801	27.5	1.17

Roscoe Postle Audit	Nov 04	Meas+Ind	101.1	0.84	40.1	1.34
0.3 g/t AuEq cutoff*		Inferred	28.1	0.77	28.0	1.14

Minefinders (CAM audit)	April 07	Meas+Ind	123.3	0.82	39.0	1.47
0.3 g/t AuEq cutoff		Inferred	30.3	0.68	28.2	1.06

*AuEq at 60:1 Ag/Au ratio

In November 2002, M3 Engineering and Technology Corporation (“M3”) was contracted by Minefinders to initiate a series of scoping studies in support of a feasibility study. A complete bankable level feasibility study for the project was prepared in June 2005, based upon the results of earlier studies. KCA completed a separate bankable feasibility study in March of 2006 which forms the basis for the project now nearing completion. Additional exploration drilling was

3/25/08	17	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

completed in 2006 with the objective of obtaining data that would further enhance quality of the Mineral Resource estimate. CAM was engaged in May 2007 to prepare a new audit of the Minefinders revised Resource estimation that integrated the newly acquired data. Gustavson was retained in November of 2007 to prepare a reserve estimate and production schedule based on the audited Minefinders April 2007 mineral resource.

7.	GEOLOGIC SETTING

Descriptions of regional geology, property geology, deposit types and mineralization are from the published paper by Overbay and others (2001) and appear here in italics.

7.1	Regional Geology

The Sierra Madre Occidental (Figure 7-1) is a 1,200 by 300 km northwest-trending mountain system, and features a long northwest-trending volcanic plateau within a very broad anticlinal uplift. Regional geology is dominated by large-volume rhyolitic ash flow tuffs emanating from calderas of Oligocene age (35 to 27 million years), the Upper Volcanic Series. These volcanic rocks are generally calc-alkalic rhyolitic ignimbrites with subordinate andesite, dacite, and basalt, with a cumulative thickness of up to 1,000 meters. The Upper Volcanic Series unconformably overlies rocks of the slightly older Lower Volcanic Series that are primarily of andesite composition with interlayered felsic ash flow tuff deposits that formed from 46 to 35 million years ago (Eocene time).

Deposition of the Lower Volcanic Series was accompanied by emplacement of hornblende-bearing quartz diorite and granodiorite batholiths and small intrusive bodies. The majority of the epithermal and porphyry related precious-metals deposits in the Sierra Madre Occidental are hosted in the Lower Volcanic Series. Thin basalt to rhyodacite flows of late Miocene and younger age cap many of the plateaus and hills in the region. The Baucarit formation, a conglomeratic, basin fill sedimentary unit intercalated with several thin basalt flows, was deposited during Pliocene and Pleistocene time.

The oldest structural episode is related to the Laramide orogeny, which produced east-striking, steeply dipping strike-slip faults. Later extensional forces resulted in development of N-S to N30W striking, subvertical, dip-slip normal faults of regional extent that produced a series of parallel to sub parallel west-dipping fault planes showing only limited horizontal displacement. Following these two events, NW-trending extensional forces resulted in development of N60E oriented normal faults. Structures developed in the Dolores area are believed to have controlled emplacement of a series of NNW- trending andesite to latite intrusions. Zones of permeability associated with these faults and intrusive contacts formed conduits for the ascending mineralizing hydrothermal fluids.

7.2	Local Geology

The Dolores project is underlain by the two main volcanic packages. The Lower Volcanic Series, consists of gently tilted lavas, flow breccia, and tuffaceous rocks with a minimum thickness of 700 meters. It is conformably overlain by 100 to 200 meters of felsic latite volcaniclastic breccia. These units are overlain by the Upper Volcanic Series, which is a sub-horizontal volcaniclastic assemblage of mostly felsic ignimbrites and tuffs. The Upper and Lower Volcanic Series are separated by an unconformity (Figure 7-2) that is manifest by a distinctive multilithic, poorly consolidated rubble zone of probable colluvial origin. This erosional surface formed after development of a NNW-trending anticlinal uplift. Subsequent erosion formed a window exposing mineralized rocks of the Lower Volcanic Series in the Dolores district.

3/25/08	18	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

7.3	Property Geology

The Tertiary Upper Volcanic Series consists of felsic ignimbrites, volcanic breccias, tuffs and flows (Figures 7-2 and 7-3). Individual felsic units vary from stratified, poorly-lithified tuff to strongly-welded volcaniclastic rocks with interlayered tuffaceous conglomerate and breccia. All the units exposed are unsorted and range from unstratified to stratified with monolithic to multilithic compositons. The Tertiary Lower Volcanic Series (Figure 7-3) forms a varied package of volcanic rocks. Exposed rocks include light-colored coarse lithic lapilli tuff with fragments contained within a non-welded matrix, and latite flow rocks of porphyritic character with phenocrysts of K-feldspar and plagioclase.

3/25/08	19	Gustavson Associates

N
108° 30'
108° 00'
29° 30'
29° 00'
Kilometros
0
5
10
IGUAYNOPA
LAS VARAS
P. DEL TORO
PRESON DEL TORO
NICOLAS BRAVO
NUEVA MADERA
MADERA
TRES OJITOS
LA CONCHA
TEMOSACHIC
DOLORES
HUIZOPA
SONORA
DOLORES PROJECT
LEGEND
Quaternary
Qal Alluvial Deposits
TQb Basalt & interbedded sediments
Tsc Tectonic deposits
Tertiary
Tmv Rhyolite & Dacites
Tiv Volcanics & Volcaniclastics
Tigi Intrusive granitic rocks
Cretaceous
Kim Calcareous Marine Sediments Chihuahua Group
Kiv Andesitic volcanic / sedimentary sequence
Geological Contact
Normal Fault
Fracture Zone
Town
Mine / Showing
Road
Secondary Road
Railway
Creek / River
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Regional Geology

Prepared By	Date of Issue.	Client Name.	
GUSTAVSON ASSOCIATES GEOLOGISTS • ENGINEERS • APPRAISERS	03-12-08	Minefinders Corporation, LTD	FIGURE 7-1 REGIONAL GEOLOGY
	Project No. MCL002	Project Name. Dolores Project	
	Drawing File Name: regionalgeo.cdr

Latite Dikes
Baucarít Formation Gravels
Lower Volcanic Series: Latite Volcaniclastic Member
Lower Volcanic Series: Andesite Flows and Intrusives
NORTH DOME
Resource Study Area
CHABACAN CANYON
CENTRAL DOME
Baucarít Formation Gravels
Qal
Diorite
HONDO CANYON
Lower Volcanic Series: Latite Volcaniclastic Member
Upper Volcanic Series: Tuffs & Flows
Basalt Cap
N
0
500m

Prepared By	Date of Issue.	Client Name.	
GUSTAVSON ASSOCIATES GEOLOGISTS • ENGINEERS • APPRAISERS	03-12-08	*Minefinders Corporation, LTD*	FIGURE 7-2 Property Geology
	Project No. MCL002	Project Name. Dolores Project	
	Drawing File Name. propertygeo.cdr

Baucarit
~1 m.y.
Baucarit Formation:
Conglomeratic Basin Fill material with Basalt flow interbeds
~5 m.y.
Basalt Flows
intercalated with felsic ash and tuff
~22 m.y.
~27 m.y.
DISCONFORMITY
Upper Volcanic Series
Upper Volcanic Series:
Felsic Volcaniclastics & Flows: Latitic to Rhyolitic Ignimbrites, Variable from welded to non-welded
~35 m.y.
UNCONFORMITY
Lower Volcanic Series
Lower Volcanic Series:
Non-welded Latite Tuff Breccias & Flows
Andesitic Volcanics
Latite Intrusive
Dikes Sills & Domes
Andesite Porphyry Intrusive
Primarily Dikes
Gradational contacts with Latite Intrusive
Diorite Intrusive
~46 m.y.

Prepared By	Date of Issue.	Client Name.	
GUSTAVSON ASSOCIATES GEOLOGISTS • ENGINEERS • APPRAISERS	03-12-08	*Minefinders Corporation, LTD*	FIGURE 7-3 STRATIGRPHIC COLUMN
	Project No. MCL002	Project Name. DOLORES PROJECT	
	Drawing File Name. stratcolumn.cdr

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

8.	DEPOSIT TYPES

Gold and silver mineralization at Dolores is present as low to medium sulfidation, gold-silver bearing, veins, silica stockworks, breccias and replacements (Figure 9-1). The system is mostly structure-controlled in a NNW striking extensional fault system. Mineralization occurs as fine-grained quartz-adularia veins, breccia fill and stockworks in the competent andesite flows of the Lower Volcanic Series. Relatively deep mineralization tends to be preferentially in high-grade veins. At higher elevations these feeder veins grade into wider stockworks, veinlet and disseminations toward the less competent, more permeable, overlying latite flows and tuffs of the Lower Volcanic Series. Near surface mineralization shows a strong element of structural control, but mineralization widens out owing to development of breccia and fractures adjacent to the main mineralized conduits. Steam-heated clay-illite-hematite alteration with no significant gold or silver values also is present at the surface and is a characteristic feature of this type of epithermal mineralization.

Deposits with features discussed above are present through the Sierra Madre Occidental as shown in Figure 4-1, and as characterized by Albinson and others (2001). Numerous productive districts are of this type.

9.	MINERALIZATION

Gold and silver mineralization identified at surface lies in an area over 4,000 meters long and up to 1,000 meters wide at elevations from 1,100 meters to 1,700 meters above sea level (Figure 7-2). Mineralization has been investigated to the depth of drilling at 1,000 meters elevation or over 700 meters of vertical extent (Figure 9-1). The extent of mineralization at depth has not been fully defined. Mineralization in feeder structures at depth ranges up to five to ten meters wide in tight quartz stockwork and mineralized fractures. The bulk of the deposit is high in the system where feeders widen into breccias and stockworks up to a few hundred meters wide that form halos around the main structures. Grades in the feeders are in the ranges of 10 to 30 g/t gold and 300 to more than 1,000 g/t silver. Disseminated mineralization that lies adjacent to high grade feeder structures at upper levels, has lower grades in the range of 0.3 to 2 g/t gold and up to 150 g/t silver. The width of coherent mineralization commonly is about 200 up to 300 meters wide, and lies in zones that trend NNW and dip steeply to the west. Some vein and disseminated gold-silver mineralization is known to extend in a NNW and SSE direction beyond the limits of the Resource estimate area, and this mineralization may be considered exploration potential and may eventually be included in the resource.

Breccia bodies range from true tectonic breccias cemented by quartz to hydrothermal breccias showing streaming textures. Breccias show evidence of episodic mineralization and re-cementation by quartz, adularia, and calcite veining. Mineralization at Dolores is accompanied by quartz-adularia alteration. Locally pervasive silica alteration is closely associated with structures and may contain up to four percent fine-grained pyrite. Quartz textures are fine-gained to drusy encrustations in breccias. Areas of intense propylitic alteration are high in gold and silver values in some areas. Mineralization is generally associated with quartz and may be composed primarily of iron-oxides, silver sulfosalts, electrum, and native gold where oxidized grading into pyrite, silver sulfides, native silver and visible gold with increased galena, and sphalerite at depth. Other associated gangue minerals include sericite, illite, rhodochrosite, fluorite, chlorite, epidote and various secondary minerals.

Well-defined geochemical zonation patterns are characteristic with Sb, and As occurring high in the system and Pb, and Zn base metal mineralization increasing at depth. Combined percentages of Pb and

3/25/08	23	Gustavson Associates

Minefinders Corporation, Ltd.
Dolores Gold-Silver Project, Mexico	Technical Report

Zn at elevations below the 1350 meter level locally exceed 3 to 10% and may be of future economic interest but are not included in this resource estimation.

Alteration zones include argillization along margins of the feeder structures, various intensities of propylitic (chlorite-epidote-calcite-pyrite) alteration of the volcanic wall rocks, as well as a regional low-grade propylitic overprint in the volcanic host rocks. The hydrothermal propylitic alteration related to mineralization is pyritic and relatively coarse grained. Latite porphyry magmas are thought to be genetically related to emplacement of the epithermal veins. The regional structural system controls both emplacement of latite dikes and fluid flow related to mineralization. Strongest controls on mineralization are contact zones between intrusive latite and the andesite wallrocks where development of fractures and brecciation are focused. Mineralization is the result of ascending epithermal fluids that undergo cooling by fluid mixing, repeated boiling and throttling, and subsequent decompression and mineral deposition. Patches of steam-heated alteration with kaolin-illite-hematite alteration and not carrying gold-silver values is present in the non-welded latite tuff breccias and flows of the Lower Volcanic Series. Oxidation of mineralization is highly variable throughout the deposit and has been noted to the full depth of drilling along structures. The deposit can be regarded as having variable amounts of oxide and mixed oxide-sulfide grading into sulfide with depth.

3/25/08	24	Gustavson Associates

Schematic Section Looking N30W
Au Ag Hg Sb As Pb Zn Cu
1700
1600
1500
1400
1300
1200
1100
1000
Elevation (m)
Lower Sequence: Latite Tuff & Volcaniclastics
Lower Sequence: Andesite Volcanics w/ Latite Dikes
Data to approx 1000 meters depth. There is some variability of system depth along strike.
Bonanza Grade Feeders Up to 200 g/t Au, 5 kg/t Ag
Disseminated & Stockwork Zone: Up to 5 g/t Au, 100 g/t Ag
Hydrothermal breccias & Stockwork Up to 70 g/t Au, 1 kg/t Ag

Prepared By	Date of Issue:	Client Name:	
Gustavson Associates — Geologists • Engineers • Appraisers	03-12-08	Minefinders Corporation, LTD	FIGURE 9-1
	Project No.: MCL002	Project Name:	Schematic Cross-section
	Drawing File Name: schemsection.cdr	Dolores Project

Minefinders Corporation, Ltd. Dolores Gold-Silver Project, Mexico	Technical Report

10.     EXPLORATION

Exploration drilling now occurring at Dolores is intended to expand the resource below and peripheral to the open pit mine. CAM reported in their audit that no assays determined prior to Minefinders’ tenure on the property have been used in preparation of their report.No changes to the resource model have occurred since CAM’s audit of the Resource in July 2007.

During 1994, Minefinders carried out limited initial mapping and sampling to evaluate the Dolores property. Since November 1995, the property has been subject to extensive geological, geochemical and geophysical surveys and exploratory drilling to identify drilling targets. define a mineralized gold and silver system. Additionally, surface and underground sampling has exceeded 10,000 rock chip samples.

The following sections of this report have been extracted from the July 2007 CAM Technical Report and are italicized. Gustavson considers CAM’s description of the Dolores exploration programs remain valid.

Minefinders carried out more than six square kilometers of detailed mapping and 12 square kilometers of reconnaissance mapping. Geophysical surveys have included 14.9 kilometers of induced polarization, resistivity surveys, and magnetic surveys. Results of these surveys are not considered material to the resource estimates, and were not reviewed by CAM. Since 1993 all exploration work, including mapping, sampling, drilling and geophysical studies have been under direct supervision of Minefinders personnel.

10.1   Exploration Potential

Deep mineralization below the current pit limit, where core intercepts have returned results, which with further testing, may prove to be of high enough grade to support underground development. Mineralization is contained within a multilithic breccia, and consists of galena, sphalerite silver sulfides, electrum, and native gold occurring in the matrix and open spaces of the breccia. Drill testing will continue in an attempt to determine continuity of grade and mineralization.

Recent drilling within the area of the East Dike satellite deposit returned ore grade results over minable widths. The exposed mineralization consists of structurally controlled zones of stockwork veining hosted by intrusive latite, with drill results indicating wider zones at near surface depths. This new drilling will allow for incorporation of this satellite deposit into future mine plans. The East Dike satellite deposit is located within 200 meters of the east flank of the current pit.

Drilling indicates continuation of the main Dolores mineralized zones to the south beyond the area of the current pit. Mineralization consists of stockworks and vein style high grade mineralization. Limited drilling in this area has indicated expanded zones at depth with further testing required to determining overall grades and tons.

3/25/08	26	Gustavson Associates

Minefinders Corporation, Ltd. Dolores Gold-Silver Project, Mexico	Technical Report

11.     DRILLING

Gustavson did not specifically audit the Minefinders Mineral Resource estimate because it had not changed since it was last audited by CAM in July 2007. Italicized paragraphs in this section are taken directly from the CAM report. Sixteen reverse circulation holes and thirteen diamond drill holes were not included in the CAM audit because the results were not available at that time. Gustavson has not included these drill holes, and has not modified the earlier resource estimate. Current drilling is designed to expand the known resource at Dolores and does not impact or otherwise influence the minable reserves considered here.

11.1   Geologic Logging

Logging drill core and chips is carried out by a degreed geologist, assisted by field technicians, under supervision by the principal site geologist. Logging sheets for core holes show core recoveries throughout each hole. Space is provided for a narrative description of rock type, color, textures, structures, alteration and mineralization. Continuous graphic logs show distribution of rock type, structure and mineralization. Space is provided to record on a scale of one to five (weak to intense or pervasive) brecciation, fractures, veins (quartz, calcite, epidote), alteration (silica, argillic, propylitic), oxidation (pervasive vs. fracture controlled), sulfides (pyrite, galena, sphalerite), oxide minerals (goethite, hematite, jarosite, Mn-oxides), and sample number. Samples generally are taken over two meter lengths. CAM checked a few logs to see that contacts shown on logs were accurately located on cross sections, and the contacts were found to be accurate. Senior members of the geologic staff determine boundaries of rock types and of mineralization that become part of the geologic model for resource estimation. Data for the geologic model includes surface mapping and sampling, underground mapping and sampling, contacts from drill logs, and drill samples.

Logging sheets of reverse circulation drill holes record 1.5-meter sample intervals with sample numbers. Space is provided for recording rock type, color, oxidation; and on a scale of one to five as above, alteration (silica, argillic and propylitic), veins (quartz, calcite, epidote), sulfides (pyrite), and oxide minerals (goethite, hematite and jarosite). Penetration rate is recorded and space is available for a written description of rock mineralization and alteration. It is our opinion that all geologic logging was carried out in a detailed and professional manner and the geologic data that was used to create a geologic model for the resource estimate is accurate and exceeds industry standards.

11.2   Collar Surveys

For more than 95 percent of drill holes, Minefinders used either a total station or multi-station GPS unit to locate collar coordinates. An additional 3 percent of drill holes are located on pads with previously surveyed holes. The remaining holes were located by tape-and-brunton survey from previously surveyed collars. Brunton-surveyed holes are assumed to be accurate to within five meters, co-located holes to within three meters, and surveyed holes to within less than one meter.

11.3   Down Hole Surveys

About 86 percent of DDH holes prior to 2002 and 100 percent of drilling from 2002 forward were surveyed using an Ausmin or Sperry-Sun single-shot camera at down-hole intervals of 25 to 30 meters. Only 13 percent of RC drilling prior to 2002 was surveyed down hole. RC holes drilled between 2002 and 2004 were surveyed down hole using a Tropari instrument. For the unsurveyed RC holes and the 19 unsurveyed DDH holes of the early campaigns, Minefinders has applied a wander correction based on

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drill hole deviation patterns of nearby holes. Thus the holes can be plotted with relatively high accuracy to determine the true widths of intercepts of mineralized structures.

CAM conclude that the drilling and logging procedures used on the project in 2006 and 2007 were of industry standard.

11.4   Drilling Results

Many of the 2006-2007 holes intersected significant mineralization. A sampling of these intercepts are shown on Table 11-2, as extracted from a Minefinders press release dated 24 April 2007.

12.     SAMPLING METHOD AND APPROACH

No changes to the sampling procedures have occurred since the CAM report. Additionally no new assay data is available that would materially affect the resource estimate done by Minefinders and audited by CAM. Gustavson is relying on the data prepared and presented by Minefinders and audited by at least three other independent engineering firms. During the site visit, Gustavson briefly reviewed Minefinders’ sampling methods and their approach and found them to be as reported previously.

13.     SAMPLE PREPARATION, ANALYSES AND SECURITY

No changes to the sample preparation, analysis procedures or security have occurred since the CAM report. Additionally no new assay data is available that would materially affect the resource estimate done by Minefinders and audited by CAM. Gustavson is relying on the data prepared and presented by Minefinders and audited by at least three other independent engineering firms. During the site visit, Gustavson briefly reviewed Minefinders’ sample preparation, analysis procedures and security methods and found them to be as reported previously.

14.     DATA VERIFICATION

14.1   Data Verification by Gustavson

Gustavson ran its standard data validation on the block model provided by Minefinders to ensure that the model contained the same data as had been audited by CAM. Gustavson reported the total tonnes and grade and compared that to the previously reported resource to confirm that the models were the same.

15.     ADJACENT PROPERTIES

The entire area discussed in this report is controlled by Minefinders. There are no adjacent properties as defined by NI 43-101. No data from other properties has been used.

16.     MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no new data generated nor changes in metallurgical testing results since last reported by KCA on April 11, 2006 and repeated below (KCA, 2006). KCA considered the samples tested to be representative of all rock types, oxidation levels, and grades of

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mineralization for the deposit. A detailed metallurgical testing program was completed. An additional series of column leach tests on andesite and latite oxide, mixed and sulfide ores were in-progress at McClelland Laboratories. The recoveries and reagent consumptions were based on an extensive review of test results by M3, McClelland, Minefinders and KCA, and documented by M3 in their bankable feasibility study. In KCA’s opinion the recoveries and reagent consumptions used were justifiable. The recoveries are summarized in Table 16-1.

Table 16-1 Gold and Silver Recoveries by Ore Type (KCA 2006)

Ore Type	Gold Recovery	Silver Recovery
Oxide – All Lithologies	79%	46.0%
Mixed – All Lithologies	79%	51.5%
Sulfide, Hi Grade – All Lithologies	65%	71.0%
Sulfide, Lo Grade – All Lithologies	56%	55.0%
Manganese Oxide – Latite	78%	21.0%
Manganese Mixed – Latite	78%	31.5%

(Note: Latite containing Manganese Oxide shows reduced silver recoveries but is a minor component of the deposit, less than 5% by weight).

17.     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Gustavson reviewed Dolores resource estimation methods and potential issues including composite length, interpolation methodology and treatment of mineralized envelopes.

Minefinders used 2 meter down hole composites and inverse distance to the fifth power (ID5) interpolation to create a geologic and grade models of the deposit. Minefinders used the ID5 estimation to closely match the block grade distribution to the composite data. Minefinders goal was to create a model of the mineralization that could be utilized for both open pit and underground mine planning and reserve estimation.

17.1   Past Resource Estimation.

No changes to the resource model have occurred since CAM’s audit of the Resource in July 2007. CAM reported in their audit that the parameters for the April 2007 mineral resource estimate were exactly the same as the parameters used for the NI 43-101 compliant resource estimate audited by RPA (Report of November 16, 2004) with the following exceptions:

•	The April 2007 resource estimate includes the results of additional drill holes which had not been completed for the October 2004 estimate.

•	Solids models were edited and adjusted to incorporate new information provided by drilling subsequent to the October 2004 estimate.

•

The block model was expanded to include material from 1000m to 1100m elevation (previous minimum block model elevation was 1100 meters) to allow for inclusion of data and resource from drilling below 1100 meters elevation.

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The June 2006 model showed modest increases in tonnage and contained metal over the October 2004 model. (On the order of 18% increase in tonnes and 12% increase in metal.) The increase was due to the impact of new drilling intersecting additional areas of mineralization, extending previously intersected mineralization along strike and down dip, and, in certain cases, the intersection of higher grades on infill drilling of certain structures. The average grade of the resource at a cutoff generally decreased, due to the expansion of resource into areas of somewhat lower grade than the core of the deposit. A portion of the resource increase is also due to the extension of the model from 1,100 meters to 1,000 meters elevation.

The April 2007 model shows modest increases in tonnage and contained metal over the June 2006 model (on the order of 4.2% increase in tonnes and 5.3% increase in contained metal). The increases were due to the impact of new drilling intersecting additional areas of mineralization, extending previously intersected mineralization along strike and down dip. The average grade of the resource at cutoff slightly increased (around 1%).

17.2   Sample Database

No changes to the resource model have occurred since CAM’s audit of the Resource in July 2007. CAM reported that the sample database for the resource estimation is maintained in industry-standard Gemcom software. Geologic information was hand-keyed from drill hole logs, while assay data are acquired and entered electronically. The database has been extensively reviewed, both by Minefinders personnel as well as by independent engineering firms, and has been uniformly considered appropriate for resource estimation. (PAH 2002, RPA 2004). Drill and underground data are used for estimation of block grades. Drill, underground, and surface data were all used to guide the geologic interpretation, and surface data were included for assigning resource classifications.

The drill database used by CAM was comprised of 311 RC and 492 core holes. An additional 16 RC holes and 13 core holes had been drilled and sampled, but results had not yet been received at the time of CAM’s resource audit. Gustavson used the CAM audited model which did not include these new drill holes.

17.3   Compositing

No changes to the resource model have occurred since CAM’s audit of the Resource in July 2007. CAM reported that drill data were composited in 2-meter intervals, starting from the collar of the drill hole. Composites composed entirely of void space (as in intersected mine workings or other underground openings) were not assigned grade. Underground data were not composited, as they were typically 2-meter sample lengths and the structure of the data file makes the information more representative without compositing.

17.4   Capping of High Grades

No changes to the resource model have occurred since CAM’s audit of the Resource in July 2007. CAM reported that Minefinders capped gold composite grades at 30 grams per tonne (g/t) and silver composites to 1000 g/t prior to grade estimation. These capping grades are consistent with those in the previous 43-101 resource reports by PAH and RPA. For estimation of waste

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blocks (rock codes 12, 20) proximal to the low grade zone, composites were capped at 3 g/t gold and 100 g/t silver to avoid extrapolation of high grade assays in those zones.

17.5   Gold Equivalence

Gold equivalent grade was used by Minefinders for solids modeling. A 75 to 1 gold to silver value ratio was used by Minefinders for several generations of resource reports on the project, according to the following formula.

AuEq = ($300/oz x 87.5% rec) / ($5.00/oz x 70% rec)

17.6   Geostatistics

Each of the independent engineering firms that has audited the Dolores resource estimate have evaluated the geostatistical characteristics of the deposit. There are no new data that would materially effect conclusions from previous studies.

17.7   Solids Model

Two grade shells (envelopes) were used to control estimation of grade in the block model. The low grade envelope was created at a cutoff of 0.2 g/t AuEq, and the high grade envelope at 1.0 g/t AuEq with a minimum of width of 5 meters and 10 meters respectively. Minefinders projected these zones a maximum of 100 meters though the classification of measured and indicated (also proven and probable) are restricted to 17.5 and 35 meters respectively. The grade shells were interpreted on 25 meter sections and 10 meter plans. These envelopes were used to create solid models of the high grade and low grade mineralized shapes. Minefinders coded the 2 meter composites by the solids in which they resided (high grade/low grade), and used the composites within each shape to estimate the grade of the mineralization within that shape. The grade of waste blocks was estimated from composites outside these solids.

The following italicized paragraphs were taken from the CAM 2007 report and describe additional aspects of Minefinders’ modeling procedure.

Individual structures are considered to be continuous enough to model if they can be traced for three consecutive sections and three drillholes. If not, they are left as isolated intercepts. The interpretations are refined by comparison and iterative adjustment of both plan and section views. Grade envelopes are interpreted for high and low-grade zones as well as lower grade “holes” within the zones.

Drillhole and channel composites are assigned integer codes according to whether they occur within the high grade zone, low grade zone, or outside the zones. High-grade zone composites (composites whose midpoint are within the high grade solids) are assigned a code of 1000, while low-grade zone composites are assigned 100. Composites outside the zones, but adjacent to them, are assigned waste codes (12 and 20) All other composites were assigned as waste (code 10).

Extruded solid models are used to assign rock codes to the block model. The codes are assigned in the following order:

1. Rock code 20 (Proximal Waste) assigned to blocks within bounding solids.

2. Rock code 100 assigned to blocks at least 50% within low-grade solids.

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3. Rock code 1000 assigned to blocks at least 50% within high-grade solids.

4. Blocks with at least 51% contained volume in a “hole” in the high-grade zones would be assigned 100 (i.e. low-grade). (there are currently no ‘high grade hole’ solids in the solids model)

5. Blocks with at least 51% in a “hole” in the low-grade were tagged as internal waste (12).
This solids modeling approach has been reviewed by PAH (PAH 2002) and RPA (RPA 2004) and has been considered to be reasonable and appropriate.

17.8   Block Model

The Minefinders block model was constructed in Gemcom. Minefinders transferred the Gemcom resource model to an ASCII file which was converted into a Datamine block model by Gustavson. Gustavson verified that the model was the same as the model that CAM audited in July 2007 by comparing resources reported out of Datamine to that in the CAM resource audit.

17.9   Grade Estimation Methodology

From CAM (2007): Block grades are estimated for gold and silver based on an Inverse Distance to the 5th Power (ID5) interpolation of the anisotropically nearest composites. A minimum of 3 and a maximum of 12 composites are used to contribute data to the estimation of grade for a given block with a maximum of 2 composites per hole. The composites per hole limitation serves to reduce downhole averaging of data and requires the presence of 2 drillholes within the calculation ellipse for estimation of grade into a block. The ID5 estimation produces a block model with locally high variability of grade, consistent with the grade distribution found in the drilling. This estimation technique was found to be reasonable and consistent for this deposit by PAH (PAH 2002) and RPA (RPA 2004).

17.10 Bulk Density

From CAM (2007): Bulk density estimates for the blocks were based on approximately 250 tests conducted prior to 2003 on drill core using the water immersion method on paraffin-sealed core samples. The tests were primarily latite and andesite rock units, which comprise the principal hosts for the deposit. Average density for the latite is 2.52 t/m3 and for the andesite is 2.58 t/m3. The average abundance of the latite host in the deposit is estimated at 40% versus 60% for andesite. An average density of 2.55 t/m3 is assigned to all blocks based the relative proportion of host rock lithologies. CAM consider the method used to derive the bulk density, and the application of the density to tonnage estimation, to be reasonable and appropriate. Gustavson concurs with CAM’s conclusion on bulk density.

17.11 Block Model Validation

No changes have been made to the resource model since CAM’s work. CAM reported that the block model was carefully reviewed to be sure that block grade estimation is consistent with the local composite grades. The block model shows high local variability of grade, consistent with local variability of composite grades. A comparison of block grade distribution with composite grade distribution shows the block grade distribution to be somewhat more smooth than the composite grade distribution as predicted by the volume variance relationship. The block and composite grade distributions are unbiased. Gustavson concurs with CAM’s conclusions with respect to block model validation.

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17.12 Mined Out Volumes

RPA reported a total of 372,000 short tonnes of relatively high grade ore was mined from the underground workings at Dolores in the early part of the 20th century. The grade of this material is estimated to have been 9.8 g/t Au and 563 g/t Ag. Voids are commonly encountered in the drilling, and much of the mined volumes remain unsurveyed. It was RPA’s opinion, the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate. What is more important, from an operational point of view, is to establish the locations of the voids so that they do not pose a safety hazard for personnel and equipment in the pit. Gustavson concurs with RPA’s conclusion.

17.13 Classification

CAM states that the Dolores mineral resources were classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted by the CIM Council on November 14, 2004, as incorporated in National Instrument 43-101. Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate. The criteria to classify the resources were established in accordance of industry practice by PAH (2002) and RPA 2004 in the course of auditing the resource estimates.

CAM continued saying, the technique used for applying the classification was the anisotropic distance to the nearest composite. Anisotropic distances are proportional to the search ellipsoid and can vary depending on direction to the composite. In general, the distance criterion is approximately equal to the semi-major axis of the search ellipsoid used to capture the sample composites. For Dolores, blocks within approximately 17.5 meters of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 and 35 meters from a composite, while Inferred blocks are between 35 and 90 meters from the nearest composite. Surface samples were included in the database for the purpose of distance tagging for classification. The surface samples were not used in the grade interpolation but were used for geological interpretation and, as such, contribute to the local confidence level of the estimate.

17.14 Resource Estimate Review by CAM

CAM reviewed the Resource estimation procedures used by Minefinders and believed that they conform to accepted engineering practice. However they said, “based on experience with deposits with similar ore geometry, CAM has found that interpreted ore shapes with just a few contained composites tend to have more variable reconciliation with actual mining than those shapes containing many composites. This is certainly to be expected statistically and CAM suggests that, if convenient, Minefinders assign a unique code to each interpreted shape to allow these higher risk volumes to be identified in the next Resource update.”

Minefinders’ Mineral Resource estimates, as audited and publicly released on June 12, 2007, are shown in Tables 17-1 and 17-2. The Mineral Resource is shown by AuEq cutoff Measured and Indicated categories in Table 17-3.

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Table 17-1 Dolores Measured and Indicated Mineral Resource Estimates (Minefinders, 2007- Audited by CAM)

Cutoff g/t [1]	Tonnes	Gold g/t	Gold ounces	Silver g/t	Silver Ounces	AuEq g/t [2]	AuEq ounces [2]

3.0	10,571,000	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225,000	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.0	45,077,000	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.8	55,032,000	1.470	2,602,000	67.4	119,201,000	2.593	4,588,000
0.6	73,436,000	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295,000	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
0.3	123,382,000	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

1. Cutoff based on grams per tonne AuEq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

2. Grams per tonne AuEq resource based on updated 60:1 silver to gold ratio.

Table 17-2 Dolores Inferred Mineral Resource Estimate (Minefinders, 2007) 0.4 g/t Cutoff

	Tonnes	Gold(ounces)	Silver(ounces)

Inferred	30,350,000	661,000	27,517,000

1. cutoff based on grams per tonne AuEq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

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Table 17-3 Dolores Mineral Resource Estimate (Minefinders, 2007) by Category

Measured Resouce - April 2007

AuEq Cutoff Grade[1]	Tonnes	Gold Grade g/t	Gold Ounces	Silver Grade g/t	Silver Ounces	AuEq Grade g/t2	AuEq Ounces[2]

5.00	2,491	6.27	502,000	233.6	18,704,000	10.16	814,000
4.00	3,657	5.11	601,000	202.5	23,803,000	8.48	997,000
3.00	5,899	3.98	754,000	162.7	30,849,000	6.69	1,269,000
2.00	11,034	2.82	1,000,000	119.7	42,460,000	4.82	1,708,000
1.50	16,356	2.24	1,176,000	98.1	51,567,000	3.87	2,035,000
1.00	24,686	1.72	1,367,000	77.9	61,862,000	3.02	2,398,000
0.90	27,056	1.62	1,409,000	73.8	64,151,000	2.85	2,478,000
0.80	30,005	1.51	1,456,000	69.1	66,679,000	2.66	2,567,000
0.70	33,825	1.39	1,509,000	64.0	69,573,000	2.45	2,668,000
0.60	38,786	1.26	1,568,000	58.5	72,904,000	2.23	2,783,000
0.50	45,568	1.12	1,635,000	52.4	76,814,000	1.99	2,915,000
0.40	54,092	0.98	1,705,000	46.5	80,788,000	1.75	3,051,000
0.30	62,435	0.88	1,758,000	41.8	83,832,000	1.57	3,155,000

Indicated Resource - April 2007

AuEq Cutoff Grade[1]	Tonnes	Gold Grade g/t	Gold Ounces	Silver Grade g/t	Silver Ounces	AuEq Grade g/t2	AuEq Ounces[2]

5.00	1,731	5.98	333,000	207.9	11,571,000	9.45	526,000
4.00	2,715	4.77	417,000	181.7	15,861,000	7.80	681,000
3.00	4,672	3.67	552,000	145.9	21,921,000	6.11	917,000
2.00	9,191	2.60	769,000	108.6	32,079,000	4.41	1,304,000
1.50	13,767	2.07	916,000	90.8	40,201,000	3.58	1,586,000
1.00	20,392	1.63	1,068,000	73.9	48,443,000	2.86	1,875,000
0.90	22,341	1.53	1,102,000	70.0	50,315,000	2.70	1,941,000
0.80	25,027	1.42	1,146,000	65.3	52,522,000	2.51	2,021,000
0.70	28,992	1.29	1,201,000	59.6	55,532,000	2.28	2,127,000
0.60	34,650	1.14	1,270,000	53.1	59,191,000	2.03	2,256,000
0.50	42,727	0.98	1,352,000	46.4	63,717,000	1.76	2,414,000
0.40	52,200	0.85	1,432,000	40.5	67,954,000	1.53	2,565,000
0.30	60,947	0.76	1,491,000	36.2	70,994,000	1.37	2,674,000

1. Cutoff based on grams per tonne Aueq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

2. Grams per tonne Aueq resource based on updated 60:1 silver to gold ratio.

Gustavson notes that the gold equivalent cutoff grades used above to classify the Mineral Resource are different than the method Gustavson used to classify the Mineral Reserve. Gustavson’s method of reporting the Mineral Reserve is based on an economic cutoff using the parameters showing in Table 17-8.

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17.15 Mineral Reserve Estimate

Minefinders tasked Gustavson to create a mineral reserve estimate from the CAM audited resource model. This involved Gustavson re-blocking the CAM audited resource model. Minefinders’ goal in modeling the Dolores project resource was to create a geologic model of the mineralization without regard to mining, and then to apply mining dilution by re-blocking. To achieve this, the Minefinders model utilized estimation of gold and silver grade from 2 meter down hole composites. Minefinders created grade boundaries (shapes) around the composites at 0.2g/t and 1.0g/t AuEq cutoffs. Minefinders then estimated the grade of blocks using ID5 approximating a nearest neighbor grade estimate within a geologically defined shape.

17.15.1 Gustavson Associates Resource Audit

Gustavson validated the Minefinders resource model and the reblocked reserve model by checking grade sensitivity of the resource estimate to different composite lengths and modeling methods. Gustavson looked at composite lengths from 2 to 10 meters, and inverse distance to the third power grade interpolation(with 4 and 7 meter composites), excluding the low grade mineralization envelope (grade shell).

The Minefinders resource model was created when metal prices were much lower. Given the current high metal prices, the actual economic cutoff is below the low grade shape Minefinders used to define the lower grade mineralized volume. Future resource estimates should investigate the impact of higher metal prices on the resource estimation procedure. Gustavson recommends closely monitoring mine production and reconciling it to the block model, modifying the model as needed to match actual mining practice and production data.

17.15.2 Impact of Composite Length.

To investigate the impact of increasing composite lengths, Gustavson analyzed the behavior of composites at 2 meter, to 10 meter down hole intervals are presented in Table 17-4 at AuEq cutoffs from zero to 1.0 g/t . Table 17-5 shows the same composite data Silver grades.

Table 17-4 Dolores Composites - Average Gold Grade Above Cutoff
Dolores Composite Statistics
Mean Composite Gold Grade Above a Cutoff

AuEq Cutoff (g/t)	Composite Length (m)

	0	2	3	4	5	6	7.5	10

0.00	0.22	0.20	0.20	0.20	0.20	0.20	0.20	0.20
0.10	0.58	0.52	0.51	0.50	0.49	0.48	0.47	0.45
0.20	0.82	0.74	0.71	0.69	0.67	0.66	0.64	0.62
0.30	1.03	0.92	0.88	0.86	0.83	0.82	0.78	0.76
0.40	1.23	1.10	1.05	1.03	0.99	0.97	0.93	0.88
0.50	1.42	1.27	1.22	1.18	1.13	1.11	1.07	1.02
0.60	1.61	1.44	1.37	1.32	1.27	1.25	1.21	1.15
0.70	1.80	1.60	1.53	1.47	1.41	1.38	1.34	1.28
0.80	1.98	1.76	1.68	1.61	1.55	1.52	1.47	1.41
0.90	2.16	1.93	1.83	1.75	1.70	1.67	1.60	1.54
1.00	2.35	2.08	1.98	1.91	1.85	1.82	1.73	1.68

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Table 17-5 Dolores Composites - Average Silver grade above cutoff
Dolores Composite Statistics
Mean Composite Siler Grade Above a Cutoff

AuEq Cutoff (g/t)	Composite Length (m)

	0	2	3	4	5	6	7.5	10

0.00	10.03	9.68	9.69	9.67	9.69	9.68	9.70	9.67
0.10	26.27	24.60	23.92	23.42	22.95	22.58	22.04	21.22
0.20	36.63	34.16	32.91	32.11	31.29	30.66	29.71	28.61
0.30	45.54	42.25	40.52	39.52	38.38	37.71	36.13	34.77
0.40	53.88	49.81	47.76	46.54	44.79	43.99	42.32	40.05
0.50	61.89	57.06	54.76	52.72	50.90	49.71	47.99	45.71
0.60	69.27	63.69	60.86	58.76	56.54	55.06	53.46	50.66
0.70	76.75	70.37	66.91	64.44	62.07	60.52	58.46	55.64
0.80	83.97	76.92	72.88	70.12	67.54	65.50	63.37	60.41
0.90	90.77	83.16	78.63	75.31	72.87	71.03	68.47	64.98
1.00	98.04	89.23	84.38	81.07	78.75	76.50	73.05	69.76

The average grade of the composites above a cutoff decreases 6-8 percent going from 2 meter to 4 meter composites, and 13-16 percent going from 2 meter to 7.5 meter composites.

17.15.3 Reblocking for Reserves Estimation

Gustavson used reblocking of the resource as a means to introduce dilution and more closely match current mining practice and equipment fleet size. Reblocking was accomplished using Datamine Studio 3 (version 3.0.1742.6) software by sub-blocking each resource model block into whole and half blocks vertically, and then adding together the hole and half blocks vertically and 2 sets horizontally to generate a 6x10x7.5 meter XYZ block. Most block parameters are averaged during reblocking. The alteration code was re-assigned to the blocks based on its constituent parts. Lithology was assigned by majority percentage.

Gustavson investigated the amount of dilution that is added to the Minefinder geological resource model (3x10x5) to the reserve model (6x10x7.5). Reblocking the resource model reduced the average grade of mineralization above gold equivalent cutoffs as shown below. Gustavson reported the impact on proven and probable tonnes within the final pit design, rather than on the global resource. Re-blocking resulted in a 5-13% reduction in the average grade above gold equivalent cutoffs. These reblocked grades are used in the minable reserve tables shown in Table 17-6 and in all planning and scheduling.

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Table 17-6 Mineral Reserves within the Final Pit
Proven & Probable

Cutoff g/t AuEq	Minefinders Resource Model			Gustavson Re-blocked Model

	Tonnes 1000’s)	Au g/t	Ag g/t	Tonnes (1000’s)	Au g/t	Ag g/t

5.00	3,509.73	5.97	241.43	2,851.35	5.41	212.94
4.00	5,244.90	4.85	207.50	4,357.91	4.50	183.39
3.00	8,599.36	3.75	167.65	7,637.63	3.46	147.95
2.00	16,539.42	2.64	122.78	15,662.13	2.43	109.46
1,50	24,505.23	2.10	101.38	24,621.22	1.91	89.62
1.00	35,972.53	1.65	82.01	40,027.32	1.44	70.42
0.90	39,109.84	1.56	77.97	44,248.71	1.35	66.77
0.80	43,171.19	1.46	73.26	49,076.51	1.27	63.04
0.70	48,854.33	1.34	67.68	54,786.30	1.18	59.09
0.60	56,609.69	1.20	61.39	62,072.64	1.08	54.70
0.50	67,482.26	1.06	54.49	71,878.54	0.97	49.77
0.40	81,327.11	0.92	47.77	85,028.05	0.86	44.43
0.30	95,794.09	0.81	42.33	102,851.98	0.74	38.81
0.25	104,244.62	0.76	39.63	114,044.93	0.69	35.93
0.20	116,603.01	0.69	36.23	128,372.28	0.62	32.77
0.15	137,287.36	0.60	31.67	148,351.44	0.55	29.18
0.10	170,067.42	0.50	26.40	177,251.09	0.47	25.15

17.15.4 ID 3 estimate with 7.0 meter composites

To validate whether or not re-blocking alone sufficiently diluted the resource, Gustavson used alternative estimation methods to model minable grade.

Minefinders, at Gustavson’s direction, re-estimated the Dolores resource using inverse distance to the third power, using the 4.0 meter and 7.0 meter down hole composites, excluding the low grade mineralized envelope. A comparison of the ID3 estimate to the CAM audited resource (re-blocked to 6 x 10 x7.5) is shown below at cutoffs ranging from 0.1 g/t to 5.0 g/t gold equivalent. At Gustavson’s instruction, Minefinders reported the reserves within the final pit design for each of the different estimation methods. Results are shown in Table 17-7.

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Table 17-7 Comparison of modeling types
Dolores Proven & Probable Reserves Within the Final Pit Design

Cutoff g/t AuEq	Gustavson Re-blocked Model			Reserve using 4 meter composites			Reserve using 7 meter composites

	Tonnes (1000’s)	Au g/t	Ag g/t	Tonnes (1000’s)	Au g/t	Ag g/t	Tonnes (1000’s)	Au g/t	Ag g/t

5.00	2,851.35	5.41	212.94	3,159.02	5.15	226.86	2,434.32	5.06	218.23

4.00	4,357.91	4.50	183.39	4,792.03	4.33	193.50	4,014.99	4.18	179.80

3.00	7,637.63	3.46	147.95	8,327.40	3.36	155.25	7,784.80	3.17	141.30

2.00	15,662.13	2.43	109.46	16,570.66	2.40	115.61	16,107.22	2.28	105.67

1.50	24,621.22	1.91	89.62	24,498.26	1.94	96.34	24,415.37	1.85	88.15

1.00	40,027.32	1.44	70.42	33,908.08	1.60	80.58	34,235.67	1.53	74.36

0.90	44,248.71	1.35	66.77	36,293.57	1.53	77.32	36,604.73	1.46	71.61

0.80	49,076.51	1.27	63.04	39,368.95	1.45	73.46	39,623.75	1.39	68.32

0.70	54,786.30	1.18	59.09	43,417.59	1.35	68.88	43,874.12	1.29	64.11

0.60	62,072.64	1.08	54.70	48,010.17	1.24	63.02	50,565.55	1.17	58.50

0.50	71,878.54	0.97	49.77	57,734.33	1.08	55.53	61,494.77	1.01	51.46

0.40	85,028.05	0.86	44.43	72,945.85	0.90	47.09	78,151.59	0.85	43.75

0.30	102,851.98	0.74	38.81	95,950.14	0.73	38.68	103,614.78	0.69	35.93

0.25	114,044.93	0.69	35.93	111,599.58	0.65	34.55	120,268.10	0.61	32.27

0.20	128,372.28	0.62	32.77	131,172.00	0.57	30.54	141,040.95	0.54	28.67

0.15	148,351.44	0.55	29.18	155,417.68	0.50	26.72	166,437.97	0.47	25.22

0.10	177,251.09	0.47	25.15	186,282.19	0.43	23.00	197,815.28	0.41	21.92

There is reasonably good correlation between each of the estimates above. Gustavson recommends continuing to monitor mine dilution and a reconciliation of the actual production with the resource and reserve models.

17.15.5 Pit Optimization, Pit Design and Economic Parameters

The Dolores mineral reserve estimate was created and modeled using Datamine’s version 4.0 (release 1740.7) NPV Scheduler. The reblocked resource model was used for the optimization analysis using the Datamine economic pit optimizer. Gustavson ran the model utilizing incremental profit factors from 1% to 100% (full value) of the calculated block value. This creates incrementally larger pit shells to the ultimate pit at the given metal price. Each incrementally larger economic pit shell has the associated ore and waste tonnage, and metal

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content that can be used to evaluate relative economic value and risk of producing material out of that shell. The criteria shown in Table 17-8 were used for the pit design.

Table 17-8 Pit Design Parameters

	Rock type

	110(MnOx)	120(sulfide)	140(mix)	160(ox)

Process cost/ tore (includes G&A)	$3.88	$4.00	$3.89	$3.88
Gold Recovery	79%	56%LG-65%HG	79%	79%
Silver Recovery	21%	55%LG-71%HG	52%	46%

Mining cost	$0.75 per tonne of rock
Gold transport and refining	$0.74/oz Au
Silver transport and refining	$0.24/oz Ag
Gold refinery return	99.7%
Silver refinery return	99.7%

Pit slope 50 degrees before haul roads. Inner bench angle 67 degrees, 6.4 meter catch bench every other bench (15 meters)

17.15.6 Pit Shells vs Ultimate Pit

The Datamine pit limit optimizer generates incrementally larger pit from 1% to 100% (full value) of the block, creating successively larger shells of decreasing marginal value to the final (least incremental value) economic pit limit. Gustavson evaluated the Dolores reserve sensitivity to gold price, operating cost, and pit slope, and then chose what we believe to be the most robust pit, that minimizes risk associated with mining ore that does not add substantial economic value. Pit 38 occurs right after the last steep rise in NPV (seen in Figure 17-1), and this point of maximum incremental value was selected for design.

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Figure 17-1 NPV by Optimized Pit Shell.

Figure 17-2 Tonnes Mined by LG Pit Shell

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Pit 38 mined 94 million tonnes of ore with contained gold of 2,357,000 oz, contained silver of 123,858,000 oz, and 286 million tonnes of waste. The ultimate pit at $600 gold and $10 silver contained 114 million tonnes of ore(21% increase), 437 million tonnes of waste(53% increase), and 2,856,000 oz Gold(21% increase) and 139,106,000 oz Silver(12% increase). Life of mine profit (NPV at 0%) increased from $935m to $1,004m, for an increase of $68m (7% increase).

Overall, the incremental change going from pit shell 38 to the ultimate pit would require mining 45% more rock, processing 21% more rock, to increase the life of mine profit by 7%. Pit shell 38 was selected as the basis for final design. Given the physical topographic constraints on the project, and increased risk associated with mining more rock, Gustavson believes the design is prudent.

17.15.7 Design of Ultimate Pit with Haul Roads

Gustavson used the pit 38 shell as a basis for final pit design with haul roads. Haul roads were normally designed with a 10% grade and 26 meter width. 6.4 meter wide catch benches were designed every other bench (every 15m) with a 67degree inter-bench face angle. Gustavson’s goal was to keep the pit wall as close to pit shell 38 and to mine as much of the ore contained in that shell as practical. In doing the design, Gustavson used the ultimate pit limit and the ultimate pit limit at 47 degree pit slope as a guide of where additional layback might be acceptable when width was needed to accommodate the haul road. Gustavson worked to minimize haul road distances and haul road induced pit layback. Currently there is one pit exit at 1450 meter elevation in the north east portion of pit. Prior to 2016 ore and waste can be delivered to the plant or waste dumps via several pit exit points. After 2016 ore and waste must be delivered to their respective destination by a common haul road.

Further optimization and design will be required if run-of-mine dump leaching is determined to be a viable for low grade material.

17.15.8 Dolores Project Proven and Probable Mineral Reserves

The minable reserve for the Dolores project uses an economic cutoff using the economic parameters presented in Table 17-8. The Dolores deposit has been well defined by drilling, proven ore makes up 57 percent of the Dolores Mineral Reserve, with 43 percent probable ore. The Dolores Proven and Probable Mineral Reserve is presented in Table 17-9.

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Table 17-9
Dolores Project Proven & Probable Mineral Reserves
Remaining January 2008

ORE		MnOx	Sulfide	Mixed	Oxide	Total

Proven	TONNES	2,368,000	17,440,000	18,755,000	18,066,000	56,629,000
	Au (g/t)	0.65	1.05	0.72	0.66	0.80
	Ag (g/t)	65.40	33.58	42.53	41.25	40.32
	Au cont oz	49,398	588,768	431,615	384,166	1,453,946
	Ag cont oz	4,978,629	18,829,966	25,648,377	23,958,175	73,415,147
	Au rec oz	39,024	369,876	340,976	303,491	1,053,367
	Ag rec oz	1,045,512	11,955,406	13,337,156	11,020,761	37,358,835

Probable	TONNES	1,466,000	12,623,000	15,678,000	12,908,000	42,675,000
	Au (g/t)	0.58	0.96	0.65	0.59	0.72
	Ag (g/t)	62.08	32.68	39.68	41.05	38.80
	Au cont oz	27,298	390,369	326,616	245,429	989,713
	Ag cont oz	2,926,560	13,263,477	20,002,619	17,037,092	53,229,746
	Au rec oz	21,565	244,071	258,027	193,889	717,552
	Ag rec oz	614,578	8,336,294	10,401,384	7,837,062	27,189,318

TOTAL	TONNES	3,834,000	30,063,000	34,433,000	30,974,000	99,305,000
	Au (g/t)	0.62	1.01	0.68	0.63	0.77
	Ag (g/t)	64.13	33.20	41.24	41.17	39.67
	Au cont oz	76,696	979,137	758,231	629,595	2,443,659
	Ag cont oz	7,905,189	32,093,443	45,650,995	40,995,267	126,644,893
	Au rec oz	60,590	613,947	599,002	497,380	1,770,919
	Ag rec oz	1,660,090	20,291,700	23,738,540	18,857,823	64,548,152

WASTE	TONNES					367,120,000

17.15.9 Production Phases

The production schedule for the life of the project was created using NPV Scheduler. Optimized extraction sequences were created and used as a basis for design of each mining phase. The first year of production (phase 1) used Minefinders current mine plan with minor modifications (the lowest bench mined in phase 1 is 1470, the eastern high wall is taken to final above 1600). This is in the northern most portion of pit. The second phase is in the location of the town of Dolores and is mined to 1500. The third phase mines material between phase 1 and phase 2. Phase 4 is a high wall push back to the west and takes the pit to final design in the northern portion of the pit to bench 1370. Phase 4 is the last of the relatively low stripping ratio phases. Phase 5 takes the pit to final above 1405 bench. The final phase takes the pit to its ultimate depth and its lowest bench 1170. The annual production schedule and more balanced stripping ratio is achieved by mining the upper benches of phases 4 and 5 earlier in the project life. Table 17-10 shows the Mineral Reserve by Phase.

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TABLE 17-10 Mineral Reserves by Phase
Dolores Mineral Reserves by Phase (Proven plus Probable)

Phase	Ore Tonnes	Au g/t	Ag g/t	Waste	Strip Ratio

1	8,887,561	0.888	26.27	26,343,367	2.96

2	10,300,432	0.624	51.89	18,485,044	1.79

3	6,591,788	0.705	40.80	17,383,486	2.64

4	31,994,632	0.663	35.36	113,182,454	3.54

5	14,276,471	0.581	46.75	124,396,402	8.71

6	27,253,643	1.010	40.49	68,338,390	2.51

Total	99,304,527			368,129,144	3.70

17.15.10 Dump Location and Capacity

The steep terrain of Dolores project creates challenges in waste dump design and haul distances. There are five main waste dump areas, the North Dump, the West Dump, the South West Dump, the South Dump and an in-pit dump that becomes useable near the end of phase 6. An additional area to the north west of the diversion dam/lake is available with a slightly longer up hill haulage route. The pit design would require modification if one were to utilize this site beyond 2015.

North Dump has a capacity of 187 M tonnes to 1610 elevation, a second lift to 1700 elevation can add 64 M tonnes. Currently only phase 1 waste rock (26 M tonnes) is delivered to the North dump as there is an additional 1100 meter at +10% haulage required to use this dump after phase 1.

The Western dump has a capacity of 20 M tonnes to an elevation of 1700. Phase 2 waste rock (18 M tonnes) is delivered to the Western Dump.

The SW dump has a capacity of 77 M tonnes to an elevation of 1750. Waste Rock from phase 3, and phase 4 and 5 above benches 1650 totaling (36 M tonnes) are delivered to the South West Dump.

South Dump as designed to 1550 elevation has a capacity of 330 M tonnes. Most of the waste rock (288 M tonnes) generated by the project is delivered to the South Dump.

Approximately 11 M tonnes of waste from phase 6 can be disposed of in an in-pit dump in the north end of the pit.

Each of the dump locations relative to the final pit limit is shown in Figure17-1 below.

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17.15.11 Productivity Calculation

Rather than balance stripping ratio over the project life, Gustavson balanced truck hours based on changing productivity by phase and bench required to deliver rock to their respective dumps or primary crusher. Travel speeds were from the Caterpillar Performance Handbook, a 5 minute spot, load, and dump time, 95% availability, 50 minute hours, and 20 hour days were used.

Table 17-11 Truck Travel Speed

Effective Grade rolling plus grade%	Speed km/hr

	Uphill loaded	Uphill empty	Downhill loaded	Downhill empty

2.00	52.00	53.00	57.00	57.00
4.00	30.00	51.00	57.00	57.00
6.00	20.00	50.00	30.00	57.00
8.00	14.00	37.00	23.00	57.00
10.00	11.00	34.00	18.00	57.00
12.00	10.00	27.00	18.00	42.00

The resulting productivity was then used to determine truck fleet requirements and total equipment hours for each time period. Equipment hours then formed the basis of the equipment operating cost estimate.

17.15.12 Life of Mine Production Schedule

The mine production was scheduled using the above phases, balancing equipment hours each time period to create the life of mine production schedule. Table 17-12 shows the mine production schedule.

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Table 17-12 Mineral Reserves Production Schedule by Year
Mine Schedule After 1 January 2008

	Ore			Waste Tonnes	Total Mined Tonnes

Year	Tonnes	Gold Grade	Silver Grade

2008	5,538,240	0.67	27.4	26,585,919	32,124,159
2009	6,480,000	0.79	33.0	22,740,386	29,220,386
2010	6,480,000	0.81	45.0	25,104,181	31,584,180
2011	6,480,000	0.67	48.3	26,034,058	32,514,057
2012	6,480,000	0.55	42.0	28,030,689	34,510,689
2013	6,480,000	0.58	47.5	32,899,900	39,379,900
2014	6,480,000	0.70	37.5	28,228,728	34,708,729
2015	6,480,000	0.67	30.0	32,273,069	38,753,069
2016	6,480,000	0.56	45.4	35,505,837	41,985,837
2017	6,480,000	0.64	52.2	27,272,697	33,752,697
2018	6,480,000	0.74	43.5	22,019,210	28,499,210
2019	6,480,000	0.76	29.3	10,709,382	17,189,382
2020	6,480,000	0.72	41.2	14,565,947	21,045,947
2021	6,480,000	0.92	43.0	19,304,012	25,784,012
2022	6,480,000	1.31	36.1	14,176,305	20,656,305
2023	3,044,758	1.55	22.9	1,589,010	4,633,768

Total	99,302,997	0.77	39.7	367,039,332	466,342,329

17.15.13 Impact of High Metal Prices on Operations

Current metal prices ($980 Au / $20 Ag at the time of writing) reduce the cutoff grade to 0.15-0.21g/t AuEq depending on alteration type. Reducing the cutoff would lower the overall grade, and with fixed capacity of the crushing plant, extend the mine life, but also reduce the annual gold and silver production. To continue to mine at a higher cutoff 0.30 g/t AuEq is in effect high grading the project, and about 60 million tonnes (235k oz Au, 1.52m oz Ag – to a 0.15 AuEq cutoff) of marginally profitable rock will be put into a waste dump.

Gustavson recommends investigating the optimal cutoff grade to achieve the best project value. This might involve dump leaching run-of-mine low grade ores, or stockpiling low grade rock for potential future processing.

Dilution induced by blast heave, mine equipment size, mining practice, and mine face advance direction should be monitored closely. Gustavson recommends using geo-statistical methods of mine production planning and grade control.

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17.15.14 Comparison of Current Production to Block Model

There is currently insufficient data to make a meaningful comparison. A small quantity of ore grade material had been mined and stockpiled through February. Minefinders is primarily pre-stripping waste to avoid potential stockpile issues and re-handle costs.

18.     OTHER RELEVANT DATA AND INFORMATION

Gustavson is not aware of other relevant information which would change the conclusions of this report.

19.     INTERPRETATION AND CONCLUSIONS

No changes to the Minefinders resource model have occurred since CAM’s NI 43-101 compliant audit of the Dolores Resource in July 2007. Based on our review, Gustavson considers that the calculated resources are adequate to be used in the estimation of minable reserves and production scheduling. Gustavson has created a NI 43-101 compliant mineral reserve estimate, and production schedule based on the CAM audited Resource estimate.

Gustavson used updated cost data and a gold price of $600/oz and a silver price of $10/oz for the mine design portions of its evaluation, and $675/oz gold, and $13/oz silver for the economic portions of this report.

Gustavson applied reblocking to create blocks 6x10x7.5 meters that represent selective minable units approximating current mine practice and the mine equipment fleet.

The proven and probable mineral reserve now contains 99.3 M tonnes at .77 g/t Au and 40 g/t Ag at a stripping ratio of 3.7:1.

Gustavson and Minefinders have updated the operating and capital costs for the project. Main changes to the operating costs are labor rates, fuel price, reagent costs, and explosives costs.

Gustavson has reviewed Minefinders Capital Costs and cash flow projections and has prepared a sensitivity analysis.

20.     RECOMMENDATIONS

1. Gustavson recommends closely monitoring mine production and reconciling it to the block model, modifying the model if needed, using alternative composite lengths and interpolation methodologies to match actual mining practice and production data.

2. Gustavson recommends using geo-statistical methods of mine production planning and grade control.

3. The current high metal price ($980Au/$20Ag at the time of writing), and the projected costs included in this report, yield economic cutoff grades in the range of 0.15 – 0.21 g/t AuEq. Using a lower cutoff grade (as indicated by current economics) would result in more tonnes of ore

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being available at lower grades. With fixed throughput in the crushing plant, this lower grade would result in lower annual metal production, but longer production life.

Gustavson, recommends investigating the viability of leaching run of mine low grade rock by constructing a small (5,000 – 20,000 tonne) test heap on site, to determine leach characteristics and potential economics. A run of mine leach option should be considered in the upcoming underground mining / conventional milling study.

4. Investigate the viability of milling higher grade ore. Milling will result in increased recovery and better assurance of getting the designed recovery. This will reduce risk (from coarse gold, sulfide, or other metallurgical issues) associated with putting high grade ore on the leach pad and not achieving planned leach recovery.

5. The potential for underground mining deep ore should be investigated. This work should consider trade offs between open pit and underground mining and consider the impact underground mining might have on open pit operations. Underground mining may provide benefits to the open pit operation, including dewatering the pit, potentially bypassing open pit diversion water through an underground adit.

6. Gustavson’s equipment productivity calculations and truck cycle times may be conservative. Prior to expansion of the truck fleet in 2010, the actual performance of the mining fleet should be analyzed. There is potential that some of the additional mine haul trucks included in this study may not be required for the planned mine production.

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21.     REFERENCES

Chlumsky, Armbrust and Meyer, LLC (CAM), July 2007, NI 43-101 Technical Report – Dolores Gold – Silver Project

Albinson, T., Norman, D.I., Cole, D., and Chomiak, B., 2001, Controls on formation of low-sulfidation epithermal deposits in Mexico: Constraints from fluid inclusion and stable isotope data: Soc. Econ. Geol. Special Pub. 8. p. 1-32. Ball, Shaun, Page, Tench, and Bailey, M.H., November 2006, Technical Report on the Mineral Reserve Update for the Dolores Property, Chihuahua, Mexico: internally prepared NI 43-101 format report, Minefinders Corporation Ltd.

Corbett, G.J. and Leach, T.M., 1998, Southwest Pacific Rim gold-copper systems: Structure, Alteration, and Mineralization: Soc. Econ. Geol. Special Pub. 6, 240p.

KCA, 2006, Technical Report for the Dolores Heap Leach Project in Mexico: consulting report dated April 11, 2006 by Kappes Cassiday Associates, prepared for Minefinders, 94 pages.

M3 Engineering & Technology Corp., June 2005, Dolores Feasibility Study, Volume I, NI 43-101 Technical Report for Dolores Project Chihuahua: unpublished report prepared for Minefinders Corporation Ltd.

KCA, 2006, Metallurgical consulting report dated April 11, 2006 by Kappes Cassiday Associates, prepared for Minefinders.

M3 Engineering & Technology Corp., June 2005, Dolores Feasibility Study, Vol. 1, NI 43-101 Technical Report for Dolores Project, Chihuahua: unpublished report for Minefinders Corporation Ltd.

Minefinders, 2006, Technical Report on the Mineral Reserve Update for the Dolores Property, Chihuahua, Mexico: internally prepared NI 43-101-format report, revised November 7, 2006, by Minefinders Corporation Ltd. 68 pages with appendices.

Minefinders, 2007, various reports and draft 43-101 documents supplied to CAM, June-July, 2007.

MRDI Canada, October 1998, Dolores Scoping Study: unpublished report for Minefinders Corporation Ltd., Overbay, W.J., Page, T.C., Krasowski, D.J., Bailey, M.H. and Matthews, T.C., 2001, Geology, Structural Setting, and Mineralization of the Dolores District, Chihuahua, Mexico: in New Mines and Discoveries in Mexico and Central America, Tawn Albinson and C.E. Nelson, edts., Society of Economic Geologists Special Publication No. 8, 362pp.

PAH, 2002, Audit of Resources at the Dolores Gold-Silver Project, Chihuahua, Mexico: unpublished consulting report dated December 2002, prepared for Minefinders Corporation Ltd. by G.A. Armbrust and R.L. Sandefur of Pincock, Allen & Holt.

Roscoe Postle, 2004, Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico; unpublished NI 43-101 report dated November 2004, prepared by Roscoe Postle Associates, Inc. for Minefinders Corporation Ltd. 80 pages.

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22.	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The Dolores Mine Operation is under construction and nearing production. All necessary mine equipment is now on site, pre-production mining commenced during the fall of 2007. All project facilities including; power generation, crusher, conveyer, and stacking, heap leach, Merryl Crowe precipitation, and refining systems will be competed in the next few months. The camp is complete and several people have moved into the new village.

22.1 Mining Operations

The Dolores mine plan provides ore to a crushing plant at the rate of 6.48 million tonnes per year. The ore will be crushed and conveyed to the leach pad at a rate of 18,000 tpd. Table 22-1 shows the mine production schedule. The mine plan has approximately 15 years of commercial production after the preproduction period. The peak total material movement is 42 million tonnes per year or about 115,000 tpd (assuming 365 operating days per year). The operation is running a 2, 12 hour shifts per day. The mine labor force works a cycle of 14 days on 7 days off, which is typical for similar operations in the area.

Table 22-1
Dolores Mine Production Schedule

Year	Ore Tonnes	Waste Tonnes	Total Tonnes	Gold Grade	Silver Grade

2008	5,538,240	26,585,919	32,124,159	0.67	27.40
2009	6,480,000	22,740,386	29,220,386	0.79	32.97
2010	6,480,000	25,104,180	31,584,180	0.81	44.97
2011	6,480,000	26,034,057	32,514,057	0.67	48.33
2012	6,480,000	28,030,689	34,510,689	0.55	41.96
2013	6,480,000	32,899,900	39,379,900	0.58	47.46
2014	6,480,000	28,228,729	34,708,729	0.70	37.45
2015	6,480,000	32,273,069	38,753,069	0.67	30.00
2016	6,480,000	35,505,837	41,985,837	0.56	45.39
2017	6,480,000	27,272,697	33,752,697	0.64	52.16
2018	6,480,000	22,019,210	28,499,210	0.74	43.50
2019	6,480,000	10,709,382	17,189,382	0.76	29.28
2020	6,480,000	14,565,947	21,045,947	0.72	41.19
2021	6,480,000	19,304,012	25,784,012	0.93	42.98
2022	6,480,000	14,176,305	20,656,305	1.31	36.05
2023	3,044,758	1,589,010	4,633,768	1.55	22.93

Total	99,302,997	367,039,332	466,342,329	0.77	39.67

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22.1.1 Pioneering – Initial Production.

At this time pioneering of roads for Phase I development is complete, initial bench access has been developed as well as the start of the North Waste Dump. The road for ore transport to the primary crusher is passable, and will be widened and straightened to improve productivity and safety by filling with mine waste as time and material allow.

Production rhythms have approached and now surpassed the predicted ore (stockpile) and waste production. As the hydraulic shovels come on line, and the benches open up both ore and waste capacity should reach project goals.

22.1.2 Mine Equipment Fleet

The mining equipment is sized to offer efficiently mine ore and waste from 7.5 meter bench height, (which is an increase from 5 m in the feasibility study). The current fleet is sufficient for production through year 2009 after which 5 additional trucks are projected to be necessary to meet waste haulage requirements. The mine auxiliary equipment will be responsible for maintaining the main haulage and access road on the property, contract maintenance of the 90 km main access road is planned.

Support equipment includes track dozers, rubber tire dozers, excavator and graders along with smaller equipment for maintenance and other support activities.

All equipment maintenance for the first five years is provided through a maintenance and repair contract (MARC). The contractor will supply needed mechanics and repair parts (Fuel, lube and filters are not included), up to 80 mechanics, and maintenance supervision. The contract provides guaranteed equipment availabilities each year of the contract, and parts costs per equipment hour each year. Mining costs the first and second year are lower than average because equipment maintenance costs are lower. Equipment is rebuilt the third year, increasing cost substantially. Equipment repair costs after year 5 are the average hourly cost of years 2-5, with a maintenance crew of 102 men.

The current mining equipment fleet is shown below.

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Table 22-2
Dolores Mine Equipment Fleet

Number	Model	Description

15	HD785	100 T Haul Truck
2	PC3000	Hydraulic shovel
1	PC300	Backhoe(Utility work)
2	WA900	Front End Loader
1	WA600	Front Loader (Utility work)
2	GD825	Road Grader
1	GD555	Road Grader
2	D375	Dozer
1	D155	Dozer
1	D61	Dozer (Leach Pads)
2	WD500	Wheel Dozer
2	HD785	Water Truck
3	IR DM45	Blasthole Drill
1	ECM780	Blasthole Drill
1	WA470-5	Tire Handler
1	FORD	Fuel & Lube Truck
1	FORD	Maintenance Welder
2	FORD	Maintenance Pickups
1	GROVE	60T Crane
6	Genie	Light Plants

The ore and waste is drilled and blasted using 17.1 cm diameter holes with the spacing between holes of 5.50 m, burden 4.50, and 1 m subdrill. Blasting is performed on a contract basis, the contractor providing personnel, explosives storage, transport, and loading equipment at a fixed monthly rate. Ammonium nitrate mixed with fuel oil (ANFO) will be used for all blasting with a estimated powder factor of 0.174 kg/tonne.

22.2 Mine Personnel

Mine and mine maintenance personnel are primarily Mexican nationals with the exception of some of the management positions whom are US or Chilean.

Supervision and engineering personnel are scheduled to work on a 14 day cycle working 10 days and resting 4. Transportation is provided to both Chihuahua City, Chihuahua, and to Hermosillo, Sonora.

A summary of the first year mine manpower schedule is shown in 22-3 below.

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Table 22-3 Dolores Manpower

Dolores Manpower	Number

MINE
Mine Hourly Labor
Hauling
Truck Driver	45

Road and dump Maintenance
Water Truck Driver	6
Dozer Operator	15
Grader Operator	9

Drilling
Driller	12

Loading
Excavator Operator	6
Front End Loader Operator	6

Maintenance*
Backhoe / Crane Operator	3

Blasting
Blasters - Contract	12

Salary - Mine General
Director of Operations	1
Mine Superintendant	1
Maintenance Planner.	1
General Mine Foreman	0
Operator Trainer	1
Mine Foreman	4
Drilling Trainer	1

Engineering and Geology
Chief Mine Engineer	1
Surveyor	2
Mine Planner	2
Chief Geologist	1
Geologist	2
Survey Helper	2

PROCESS

Process Hourly Labor
Crushing/triturar	15
Stacking/apilar	9
Leaching/cortar	8
Merryl Crowe	6

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Laboratory	14
Refining	7
Process Maintenance	57

Salary - Processing General
Processing Manager	1
Chief Plant Foreman	2
Process Coordinator Capacity	2
Instrument Technician	1
Supervisor of Drilling & Blasting	1
Plant Operator	2
Process Planner	1
Maintenance Supervisor	1
Crushing & Leaching Supervisor	1

GENERAL AND ADMINISTRATION
Director of Finance and Administration	1
Controller	1
Chief Accountant	1
Accounts Payable Clerk	1
Accounts Receivable Clerk	1
Tax Clerk	1
System Administrator	1
Accountant	1
Messenger	1

Community Relations
Director of Corporate Relations	1
Social Worker	1
Receptionist	1

Madera Office
Public Relations Madera	1
Receptionist	1

Salary - Safety and Security
Manager of Security, Safety and Environment	1
Chief of Industrial Safety	1
Safety Supervisor	1
Mine Safety Supervisor	1
Security Officer	1
Doctor	1
Paramedic	2

Safety – Hourly Labor
Guard	5
Security Assistant	3

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Salary - Warehouse and Purchaseing
Superintendant of purchasing and logistics	1
Lead Purchaser	1
Purchaser	2
Vehicle Controler	1
Chief Warehouseman	1
Warehouseman	1

Hourly - Warehouse and Purchasing
Assistant Warehouseman	2

Total Mine Personel	310
Plus MARC	80
Total	390
Number in Camp at one time	260

*Mine equipment maintenance is supplied by a Maintenance and Repair Contract through 2012, this contract provides up to 80 mechanics and maintenance supervision to the project, and guarantees equipment availability of over 80% through that time period.

22.3 Recoverability

No new data on recoverability since the KCA 2006 feasibility is available. Gustavson has reviewed test work and reports completed. Test work has shown gold and silver mineralization in Dolores to be amenable to conventional cyanide heap leaching technology. Much of the test work was done at McClelland Laboratories, Inc., (MLI) and Colorado Minerals Research Institute (CMRI). A total of 32 column leach tests exist for Dolores; 22 different composites have been tested in three different metallurgical campaigns. Analysis of the column and bottle roll data by M3 and KCA predict the heap leach recoveries for Dolores ore crushed 80 percent minus 6.3mm as shown in Table 22-4.

Table 22-4 Gold and Silver Recovery

	Gold Recovery%	Silver Recovery,%

Oxide All	79%	46.0%
Mixed All	79%	52%
Sulfide, High grade	65%	71.0%
Sulfide, Low grade	56%	55.0%
Manganese Latite	79%	21.0%

The pH will be controlled with lime, and an average of 1.7 kg/tonne of ore has been used. Cyanide consumption is estimated at 0.4 kg per tonne of ore stacked. Permeability testing on metallurgical column tests indicated the heaps will have excellent permeability. M3 and KCA reported that at a 100 meter stack height, permeability values of 1.4 x 10-1 cm/sec to 9.6 x 10-2 cm/sec could be achieved.

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Should practice prove different than column tests predict, drum or belt agglomeration could be added without too much modification or cost increase.

Abrasion indices are reported by M3 and KCA to be “Acceptable” according to Metso estimates. The indices ranged from a low of 0.029 to a high of 0.248 with an average of 0.116

M3 and KCA each independently estimated and reported that Metso also provided estimates of liner consumption using their in-house data base. They report crushing work indices are favorable at 5.4 kWh/tonne for andesite and 7.6 kWh/tonne for latite. The ore body average work index is approximately 6.3 kWh/tonne. An average cost of $0.112 / tonne of ore crushed has been used for liners, screen decks and parts in this report.

Power will be generated on site from six 1,800 kw diesel powered generators. An average load factor of 70% was used in this report, which equates to an average load of 7,560 kw. A fuel consumption rate of 200 grams fuel per KWH of power was used.

22.4 Markets

Gold and silver are both precious metals which will be sold at international market prices. Precious metals markets are elastic and are expected to absorb this production easily.

The Dolores mine and processing facilities are expected to produce a high grade silver-gold doré in bars assaying approximately 97.5% silver and 2% gold which is readily marketable. Firm quotations are expected from several refiners in coming months. The basic terms used in this study are summarized below:

Quantity Average of 4.13 million troy ounces of doré annually

Delivery Transportation and refining cost to Salt Lake City is $0.74/oz Gold and $0.24/oz Silver.

Gold Return 99.70% of assayed contents

Silver Return 99.70% of assayed contents

Contracts –

Mining and processing of the ore will be directly performed by CMD. Supplies of fuel, cyanide, lime and other key consumables are in place, and have all undergone an open bidding process. A maintenance and repair MARC contract is in place with Road Machinery, Inc. a qualified Komatsu representative. A down the hole, explosives service provider has been selected and final negotiations are in progress.

Discussions are in progress with two refiners for doré refining and metal sales.

22.5 Environmental Considerations

Minefinders has a Draft Environmental Management Plan prepared with the assistance of James Beck. That plan is currently being finalized including all changes in the mine plan and facilities as built.

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An estimate of reclamation costs is prepared on a quarterly basis. Minefinders is using an accretion of assets in the cash flow model to account for the cost of the eventual remediation.

Minefinders has submitted operating plans for and obtained permits to conduct all aspects of Dolores operations.

Minefinders plan to perform concurrent reclamation of the mine waste dumps by re-contouring the waste dump slopes to a 2.5:1 slope during normal operations. The cost for the mine dump reclamation is included in the mine operating costs. Dozers will perform the bulk of the work. When the last leach period is completed, the ore heap will be allowed to drain down and solution quality will be monitored for compliance. Appropriate environmental action will be taken as solution quality during drain down is obtained. This could include rinsing, cyanide destruction, or microbial treatment to bring solutions into compliance. The pad will be “armored” with 0.5 meters of run of mine waste. Re-vegetation of the waste dumps and leach pad will be by applying seed bed preparation, seed, and fertilizer. $30,000 per month ($360k annually) has been included over the life of the mine for the revegetation. Other provisions for closure include pit area fencing, building and foundation demolition, an evapotranspiration cell (ET Cell), and ongoing monitoring. The pit will be allowed to flood. There does not appear to be an acid rock drainage (ARD) issue with respect to waste rock disposal. The material was tested according to accepted industry practice and Mexican NOMs. Acid Base Accounting (ABA) showed that about 28% of the waste rock has a potential to generate acid with an ABA ratio of <1.2. A 20-week duration dynamic (humidity cell) test showed that only one of four composites made from ABA ratio <1.2 material generated a mildly acidic (pH = 5.8 leachate. That single composite represents only about 5.2 percent of waste material. The other three components made from ABA ratio <1.2 generated neutral or near neutral leachate.

Minefinders estimates the cost of reclamation to be $9.5 million and these costs are nearly offset by the estimated $7.5 m salvage value of plant equipment at the end of the mine life.

22.6 Taxes and Royalties

22.6.1 Royalties

A royalty originally negotiated with the owner of the mining concessions that have since been amalgamated into the Unification Real Cananea concession has been purchased by Royal Gold. It is based on a net smelter return (NSR) of 2.00% of gold and 3.25% of silver. Mexico does not charge royalties on precious metals production.

22.6.2 Corporate Tax

CMD will be subject to the normal Mexican Corporate Tax rate of 28%. There is also an alternative minimum tax regimen called IETU (Impuesto Especial de Tasa Unica). This new minimum tax of 16.5% is applied to income calculated by deducting certain cash costs from total cash revenues. Analysis indicates that at current gold prices CMD will not be subject to IETU, and the 28% Mexican corporate tax rate will apply.

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Dolores Gold-Silver Project, Mexico	Technical Report

Revenue derived by from the project by Minefinders Corporation Ltd through dividends are exempt from income tax according to Canadian tax law. Tax calculations are outside the scope of this report and have not been included in the cash flow calculations.

Importation Taxes (NAFTA)

In Mexico, importation tax rates are dependent on both the country of origin and on the technical specification of the goods. In general, goods imported for industrial purposes are subject to more favorable rates and, as a result of membership in NAFTA, goods manufactured in the United States and Canada are not subject to importation taxes.

Substantially all the capital equipment identified for the project is supplied from the United States or Mexico, with the exception of the hydraulic shovels. These are subject to importation duties under the IMMEX program described below.

Value Added Taxes (IVA)

The value added tax rate (IVA) in Mexico is 15% on all purchases of goods and services originating in country and possibly internationally. The IVA payments accumulate to a tax credit account and are reimbursed periodically to the Company. Reimbursements of IVA are processed by the Secretaria de Hacienda and typically take about 45 days. The Dolores project has excluded the IVA tax in the capital cost and financial analysis.

Importation Duty - IMMEX (previously PITEX)

IMMEX is a conditional Federal program that allows the beneficiary to import items into Mexico without paying import duty or IVA. In order to qualify for the program, all equipment subject to import duty must be imported on a temporary basis and exported at the end of the project life. Consumable items can also qualify for the program if the finished product from the facility is manufactured for export. The cost associated with administering the IMMEX program through brokers, including incidental fees, can range from 2% to 3% of the equipment cost. Imported equipment and consumables for the Dolores Mine are considered exempt of import duties under the IMMEX program. Accordingly, the capital cost estimate includes a 2% administration fee for equipment and consumables purchased under the IMMEX program.

22.7 Capital and Operating Cost Estimates

22.7.1 Operating Costs

Operating costs have been estimated for the life of mine by Gustavson with Minefinders assistance, data, and project experience input. The life of mine annual costs are shown in Figure 22-5. The bulk of these cost were developed from actual cost and contractual materials agreements.

Gustavson has reformatted that data to more closely coincide with the feasibility study done by KCA in 2006. The life of mine summary comparison of operating cost is shown in Table 22-5. The operating cost reported here includes start-up costs.

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Table 22-5
Operating Cost Summary, Project Life

		KCA Study April 2006	Minefinders 2008 update LOM
Area	Item	Cost/tonne	Cost(1000s)	Cost/tonne

Labor
	Process	$0.118	$39,647,942	$0.400
	Laboratory	$0.033	$2,866,848	$0.029
	Process General		$8,642,017	$0.087
	Subtotal	$0.151		$0.516

Mining
	Mining (Includes MARC contract)	$3.532	$469,395,344	$4.733
	Subtotal	$3.532		$4.733

Primary and Secondary Crushing
	Power	$0.109	$15,572,659	$0.157
	Jaw Liners	$0.010	$14,609,457	$0.147
	Cone Liners	$0.015	Inc elsewhere	$0.000
	Screens	$0.050	Inc elsewhere	$0.000
	Maintenance Supplies	$0.019	$3,621,709	$0.037
	Subtotal	$0.203		$0.341

Ore Reclamation and Tertiary Crushing
	Power	$0.298	$42,574,793	$0.429
	Cone Liners	$0.048	Inc elsewhere	$0.000
	Screens	$0.050	Inc elsewhere	$0.000
	Dozer (At Stockpile)	$0.009	Inc elsewhere	$0.000
	Maintenance Supplies	$0.048	Inc elsewhere	$0.000
	Subtotal	$0.453		$0.429

Stacking
	Power	$0.122	$17,429,949	$0.176
	Position Conveyors	$0.011	Inc elsewhere	$0.000
	Dozer (at Heap Leach)	$0.015	Inc elsewhere	$0.000
	Maintenance Supplies	$0.025	Inc elsewhere	$0.000
	Subtotal	$0.173		$0.176

Heap Leach System
	Power	$0.170	$24,287,634	$0.245
	Water		$2,054,725	$0.021
	Piping	$0.033	Inc elsewhere	$0.000
	Maintenance Supplies	$0.010	$9,977,922	$0.101
	Subtotal	$0.213		$0.366

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Gold Recovery
	Power	$0.208	$29,716,634	$0.300
	D.E.	$0.013	$1,264,604	$0.013
	Zinc	$0.057	$11,746,056	$0.118
	Filter Cloths	$0.005	Inc elsewhere	$0.000
	Misc. Operating Supplies	$0.016	$18,325	$0.000
	Maintenance Supplies	$0.030	$366,500	$0.004
	Subtotal	$0.329		$0.435

Smelting
	Power	$0.047	$6,714,816	$0.068
	Propane-Smelting	$0.028	$1,581,369	$0.016
	Misc. Operating Supplies	$0.003	Inc elsewhere	$0.000
	Maintenance Supplies	$0.018	$430,638	$0.004
	Subtotal	$0.096		$0.088

Reagents
	Power	$0.003	$428,605	$0.004
	Cyanide	$0.760	$69,557,777	$0.701
	Lime	$0.245	$29,542,642	$0.298
	Cement	$0.000		$0.000
	Sodium Hydroxide	$0.010	$234,465	$0.002
	Anti-Scalent	$0.045	$1,675,473	$0.017
	Hydrogen Peroxide	$0.000		$0.000
	Fluxes	$0.014	$1,171,885	$0.012
	Maintenance supplies	$0.001	$894,871	$0.009
	Subtotal	$1.078		$1.044

Laboratory
	Assays	$0.029	$6,740,626	$0.068
	Miscellaneous Supplies	$0.040	$1,122,900	$0.011
	Contract Services / freight		$458,125	$0.005
	Power	$0.011	$1,571,553	$0.016
	Subtotal	$0.080		$0.100

Support Services
	Buildings - Power	$0.006	$857,211	$0.009
	Light Vehicles	$0.005	$76,789	$0.001
	Maintenance Trucks	$0.002	Inc elsewhere	$0.000
	Bobcat Loader	$0.001	Inc elsewhere	$0.000
	Forklift	$0.002	Inc elsewhere	$0.000
	Backhoe	$0.001	Inc elsewhere	$0.000
	Subtotal	$0.017	Inc elsewhere	$0.009

G&A
	G&A	$0.535	$77,997,384	$0.786
	Subtotal	$0.535		$0.786

Total Mining Cost			$469,395,344
Total Processing Cost			$347,959,119
Total G&A Cost			$77,997,384

Total Cost	$497,778,249	$6.860	$895,351,847
Total Power Cost		$0.968	$138,296,643	$1.394

Total Tonnes Ore	72,472,000		99,178,012
Cost/tonne	$6.87		$9.03

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22.7.2 Capital

Minefinders has provided the capital spent through January 2008 with an estimate of the additional funds required to complete each item as shown Table 22-6 below.

Table 22-6 Dolores Capital Cost

Category	Spent to Dec 31, 2007	Forecast to complete	Forecast at Complete

Mining Equipment	$34,396,653	$0	$34,396,653

Processing, Plant and Facilities	$77,183,970	$5,500,000	$82,683,970

Water management installations	$30,496	$11,000,000	$11,030,496

Camp and townsite	$10,945,647	$0	$10,945,647

Spare parts and initial fills	$773,496	$2,500,000	$3,273,496

Indirect and pre-production owner’s costs	$8,896,072	$19,136,020	$28,032,092

EPCM	$8,873,784	$3,000,000	$11,873,784

Contingencies	$0	$10,000,000	$10,000,000

	$141,100,118	$51,136,020	$192,236,138

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Sustaining Capital over the life of the project is primarily mobile equipment. Table 22-7 shows the estimated Sustaining Capital Cost.

Table 22-7 Sustaining Capital
Sustaining Capital	LOM Amount

Lab Equipment	$259,600
Communication Towers	$501,000
Mining Equipment	$15,970,000
Light Vehicles	$1,404,900
Leach Pad	$32,000,000
Conveyors	$1,351,000
Banana Screens	$400,000
Recovery of initital fills	($1,500,000)
Sustaining Capital Total	$50,386,500

22.8 Economic Analysis

The Dolores project was analyzed using a discounted cash flow approach based on 100 percent equity financing and costs in constant second quarter 2008 U.S. Dollars. No provisions were made to include price escalation. The financial indicators examined for the project included the Net Present Value (NPV), payback period (time in years to recapture the initial capital investment), and Internal Rate of Return (IRR).

Annual cash flow projections were estimated over the life of the mine based on capital expenditures, production costs, and sales revenue. The life of mine is 16 years with some residual silver and gold production occurring in year 17. The full reclamation period extends into year 17.

Total life of mine capital expenditures are $242 million which includes initial capital, sustaining capital and initial working capital. Total cash costs over the life of mine are $907 million and include operating costs, treatment charges, royalty costs, concession payments and property taxes.

Total revenues from the sale of gold and silver over the life of mine are $2,023,918,000 based on $675 per troy ounce for gold and $13 per troy ounce for silver. Metal prices were calculated by Minefinders based on a weighted average of 60% historical data and 40% future projections in accordance with common practice.

The financial analysis was prepared on a pre-tax basis with sensitivities evaluated for the metal prices, capital cost, operating cost and metal production. A detailed after tax inclusive financial analysis was outside the Gustavson scope.

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On a pre-tax basis, the project will generate an NPV (at 3% percent discount rate) of $563 million with an IRR of 26% and a payback of 2 years. The project is most sensitive to changes in metal prices followed by metal production, operating costs, and initial capital costs. The life of mine pre-tax cash flow is shown in Table 22-8.

22.9 Payback

Based on the cash flow projections for the life of mine, the payback of the initial capital investment can be realized in 2 years following start of production.

22.10 Mine Life

Mining will occur for a period of 16 years excluding the pre-production period, based on the proven and probable reserved identified at present and the selected production rate.

22.11 Sensitivity Analysis

Gustavson ran cash flow sensitivities (at plus and minus five and ten percent) to changes in operating and capital costs, metal price, and recovered metal. The project is most sensitive to metal price changes, followed by variations in recovered metal, and then operating cost. A large percentage of the capital cost has already been spent, so there is much less uncertainty regarding capital. Figure 22-1 shows the project cash cost sensitivity, Figure 22-2 shows the Total Cost Sensitivity, and Figure 22-3 shows the NPV Sensitivity.

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Table 22-8 Minefinders Corporation Ltd. Dolores Economic Model Key Performance Indicators	=Changes with flow through economics

Gold price:	675	NPV:	563,188,284	3.00%	830,445,358 undiscounted
Silver price:	13	IRR:	26%
Ratio:	52

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017

Gold ounces produced	47,378	128,943	129,151	107,848	89,089	88,852	106,189	104,539	89,949	99,664

Silver ounces produced	1,224,677	3,059,428	4,154,162	4,714,702	4,228,007	4,417,705	3,873,338	3,250,312	4,402,604	5,495,603

Gold equivalent ounces produced	70,965	187,865	209,157	198,649	170,517	173,934	180,787	167,138	174,740	205,505

Gold Revenue	$26,212,616	$85,543,203	$87,401,925	$73,220,735	$61,067,673	$59,868,667	$70,561,239	$70,515,319	$61,413,098	$66,592,970

Silver Revenue	$13,195,991	$38,716,473	$52,323,904	$61,229,932	$55,352,617	$57,081,595	$50,815,773	$42,821,684	$55,845,575	$70,083,107

Total Revenue	39,408,607	124,259,676	139,725,829	134,450,668	116,420,290	116,950,262	121,377,012	113,337,003	117,258,673	136,676,077

Cash cost per AuEq oz excluding royalty	658	288	313	294	376	347	326	370	363	301

Silver By-Product Cash Cost excluding royalties	706	120	102	(27)	98	37	77	182	85	(84)

Total Tonnes Mine	32,124,159	29,220,386	31,584,180	32,514,057	34,510,689	39,379,900	34,708,729	38,753,069	41,985,837	33,752,697

Waste Tonnes Mined	26,585,919	22,740,386	25,104,181	26,034,058	28,030,689	32,899,900	28,228,728	32,273,069	35,505,837	27,272,697

Ore Tonnes Mined	5,538,240	6,480,000	6,480,000	6,480,000	6,480,000	6,480,000	6,480,000	6,480,000	6,480,000	6,480,000

Cost per Tonne Mined	$0.76	$0.89	$1.16	$0.90	$1.02	$0.79	$0.87	$0.86	$0.82	$0.95

Strip Ratio	4.80	3.51	3.87	4.02	4.33	5.08	4.36	4.98	5.48	4.21

Direct Operating Costs	46,182,791	52,936,303	63,868,608	56,463,258	62,471,465	58,612,114	57,460,292	60,542,458	61,741,509	59,636,544

Refining	479,887	1,242,716	1,648,786	1,842,822	1,645,883	1,716,963	1,529,046	1,299,292	1,708,781	2,122,181

Gold Royalty	851,910	2,780,154	2,840,563	2,379,674	1,984,699	1,945,732	2,293,240	2,291,748	1,995,926	2,164,272

Silver Royalty	263,920	774,329	1,046,478	1,224,599	1,107,052	1,141,632	1,016,315	856,434	1,116,911	1,401,662

	2018	2019	2020	2021	2022	2023	2024	LOM	LOM - exclud start-up	Exclude start-up 2008

Gold ounces produced	111,007	110,291	108,232	130,873	171,963	133,427	8,211	1,765,606	1,762,328	44,100

Silver ounces produced	4,990,838	3,668,489	4,483,376	5,053,422	4,655,204	2,531,136	151,504	64,354,508	64,270,774	1,140,943

Gold equivalent ounces produced	207,127	180,943	194,579	228,199	261,619	182,175	11,129	3,005,027	3,000,136	66,074

Gold Revenue	$74,142,903	$74,337,729	$73,026,377	$86,891,923	$113,536,394	$92,046,525	$13,021,419	1,189,400,715	$1,188,791,130	$25,603,032

Silver Revenue	$65,264,154	$49,000,091	$57,257,592	$64,914,250	$60,796,682	$35,117,825	$4,699,838	834,517,083	$834,214,802	$12,893,711

Total Revenue	139,407,057	123,337,820	130,283,970	151,806,172	174,333,075	127,164,350	17,721,257	2,023,917,798	2,023,005,933	38,496,742

Cash cost per AuEq oz excluding royalty	290	287	288	266	222	147	134	303	297	403

Silver By-Product Cash Cost excluding royalties	(48)	27	(12)	(32)	(16)	(63)	(391)	43	32	311

Total Tonnes Mine	28,499,210	17,189,382	21,045,947	25,784,012	20,656,305	4,633,768	—	466,342,329	450,850,791	16,632,620

Waste Tonnes Mined	22,019,210	10,709,382	14,565,947	19,304,012	14,176,305	1,589,010	—	367,039,332	353,846,033	13,392,619

Ore Tonnes Mined	6,480,000	6,480,000	6,480,000	6,480,000	6,480,000	3,044,758	—	99,302,997	97,004,758	3,240,001

Cost per Tonne Mined	$1.07	$1.35	$1.27	$1.21	$1.40	$2.21	$0.00	$0.99	$1.00	$0.77

Strip Ratio	3.40	1.65	2.25	2.98	2.19	0.52		3.70	3.65	4.13

Direct Operating Costs	58,034,415	50,472,482	54,207,013	58,684,696	56,219,922	25,698,641	1,430,493	884,663,003	864,645,440	26,165,228

Refining	1,950,051	1,457,041	1,755,611	1,988,264	1,879,333	1,058,600	62,686	25,387,942	25,357,620	449,565

Gold Royalty	2,409,644	2,415,976	2,373,357	2,823,987	3,689,933	2,991,512	423,196	38,655,523	38,635,712	832,099

Silver Royalty	1,305,283	980,002	1,145,152	1,298,285	1,215,934	702,356	93,997	16,690,342	16,684,296	257,874

Dolores Production Cash Cost Sensitivity

% Change from Base Case
Figure 22-1

Dolores Total Cost Sensitivity

% Change from Base Case
Figure 22-2

Net Present Value Sensaitivity

% Change from Base Case
Figure 22-3

Minefinders Corporation, Ltd. Dolores Gold-Silver Project, Mexico	Technical Report

23.     CERTIFICATES

William J. Crowl
Vice President, Mining
Gustavson Associates, LLC
5757 Central Avenue, Suite D
Boulder, Colorado 80301
Telephone: 303-443-2209
Facsimile: 303-443-3156
Email: wcrowl@gustavson.com

CERTIFICATE of AUTHOR

I, William J. Crowl do hereby certify that:

1.	I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

5757 Central Avenue Suite D Boulder, Colorado 80301

2.

I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and a MSc. in Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973.

3.	I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Australian Institute of Mining and Metallurgy and the Society of Economic Geologists.

4.

I have worked as a geologist for a total of 35 years since my graduation from university; as a graduate student, as an employee of a major mining company, a major engineering company, and as a consulting geologist.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the technical report titled “TECHNICAL REPORT ON THE MINABLE RESERVE FOR THE DOLORES GOLD-SILVER PROJECT ”, dated March 25, 2008 (the “Technical Report”).

7.	A personal visit of the subject property was conducted on March 2-3, 2008.

8.	I have personally completed an independent review and analysis of the data and written information contained in this Technical Report.

9.	I have not had prior involvement with Minefinders Corporation Ltd. on the property that is the subject of this Technical Report.

3/25/08	69	Gustavson Associates

Minefinders Corporation, Ltd. Dolores Gold-Silver Project, Mexico	Technical Report

10.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

11.

I do not hold, nor do I expect to receive, any securities or any other interest in any corporate entity, private or public, with interests in the properties that are the subject of this report or in the properties themselves, nor do I have any business relationship with any such entity apart from a professional consulting relationship with the issuer, nor to the best of my knowledge do I have any interest in any securities of any corporate entity with property within a two (2) kilometer distance of any of the subject properties.

12.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

13.

I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this March 25, 2008.

.
Signature of Qualified Person

“William J. Crowl”	.

Print name of Qualified Person

3/25/08	70	Gustavson Associates

Minefinders Corporation, Ltd. Dolores Gold-Silver Project, Mexico	Technical Report

Donald E. Hulse
Principal Mining Engineer
Gustavson Associates, LLC
5757 Central Avenue, Suite D
Boulder, Colorado 80301
Telephone: 303-443-2209
Facsimile: 303-443-3156
Email: dhulse@gustavson.com

CERTIFICATE of AUTHOR

I, Donald E. Hulse do hereby certify that:

14.	I am currently employed as Principal Mining Engineer by Gustavson Associates, LLC at:

5757 Central Avenue Suite D Boulder, Colorado 80301

15.	I am a graduate of the Colorado School of Mines with a Master of Science in Mining Engineering (1982), and have practiced my profession continuously since 1983.

16.	I am a registered Professional Engineer in the State of Colorado (35269).

17.	I have worked as a mining engineer for a total of 25 years since my graduation from university; as an employee of a major mining company, a major engineering company, and as a consulting engineer.

18.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

19.

I have participated in the preparation of the technical report titled “TECHNICAL REPORT ON THE MINABLE RESERVE FOR THE DOLORES GOLD-SILVER PROJECT “, dated March 25, 2008 (the “Technical Report”) and carefully reviewed the elaboration of the mine plan and mining schedule.

20.	A personal visit of the subject property was conducted on March 2-3, 2008.

21.	I have personally completed a review and analysis of the data and written information contained in this Technical Report.

22.	I have previously been an employee of Minefinders Corporation Ltd. on the property that is the subject of this Technical Report.

23.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

3/25/08	71	Gustavson Associates

Minefinders Corporation, Ltd. Dolores Gold-Silver Project, Mexico	Technical Report

24.

As an ex-employee of Minefinders, I do hold certain interests in the corporation. My role in this report is as an informed advisor, and though I am a Qualified Person I am not independent as defined by NI 43-101.

25.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

26.

I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated this March 25, 2008.

.
Signature of Qualified Person

“Donald E. Hulse”	.

Print name of Qualified Person

3/25/08	72	Gustavson Associates